TABLE OF CONTENTS

Letter to Shareholders.........................................................1

Selected Consolidated Financial Data...........................................3

Management's Discussion and Analysis...........................................4

Independent Accountants' Report...............................................20

Consolidated Balance Sheets...................................................21

Consolidated Statements of Income.............................................22

Consolidated Statements of Comprehensive Income...............................23

Consolidated Statements of Shareholders' Equity ..............................24

Consolidated Statements of Cash Flows.........................................25

Notes to Consolidated Financial Statements....................................26

Directors and Executive Officers .............................................45

Shareholder Information.......................................................46

Officers of Lincoln Federal Savings Bank......................................47

Branch Locations of Lincoln Federal Savings Bank..............................48




                                COMPANY OVERVIEW


     Lincoln Bancorp (the "Holding Company") is an Indiana corporation organized in September 1998 to become a savings and loan holding company upon its acquisition of all the issued and outstanding capital stock of Lincoln Federal Savings Bank ("Lincoln Federal" or the "Bank" and together with the Holding Company, the "Company") in connection with the Bank's conversion from mutual to stock form. The Holding Company became the Bank's holding company on December 30, 1998. The principal asset of the Holding Company currently consists of 100% of the issued and outstanding shares of capital stock, $.01 par value per share, of the Bank. Lincoln Federal was originally organized in 1884 as Ladoga Federal Savings and Loan Association ("Ladoga Federal"), located in Ladoga, Indiana. In 1979, Ladoga Federal merged with Plainfield First Federal Savings and Loan Association, a federal savings and loan association located in Plainfield, Indiana which was originally organized in 1896. Following the merger, the Bank changed its name to Lincoln Federal Savings and Loan Association and, in 1984, adopted its current name, Lincoln Federal Savings Bank. On September 26, 2000, the Company acquired Citizens Bancorp ("Citizens"), the holding company of Citizens Savings Bank of Frankfort ("Citizens Savings"), a federally chartered savings bank. Citizens was merged into the Company and Citizens Savings was merged into the Bank. Citizens Loan and Service Corporation ("CLSC"), an Indiana corporation and wholly-owned subsidiary of Citizens Savings, continues as a subsidiary of the Bank. See Consolidated Financial Statements -- Note 2. At December 31, 2002, Lincoln Federal conducted its business from nine full service offices located in Hendricks, Montgomery, Clinton, Johnson and Morgan Counties, Indiana, with its main office located in Plainfield. Lincoln Federal opened its newest office in Greenwood, Indiana, on October 14, 2002. The Bank's principal business consists of attracting deposits from the general public and originating fixed-rate and adjustable-rate loans secured primarily by first mortgage liens on one- to four-family residential real estate. Lincoln Federal's deposit accounts are insured up to applicable limits required by the SAIF of the FDIC.

     Lincoln Federal offers a number of financial services, including: (i) one- to four-family residential real estate loans; (ii) commercial real estate loans;
(iii) real estate construction loans; (iv) land loans; (v) multi-family residential loans; (vi) consumer loans, including home equity loans and automobile loans; (vii) commercial loans; (viii) money market demand accounts ("MMDAs"); (ix) savings accounts; (x) checking accounts; (xi) NOW accounts; and
(xii) certificates of deposit.

LETTER TO SHAREHOLDERS

[Lincoln Federal Savings Bank Logo Omitted]

To our Shareholders, Customers and Friends:

First and foremost, I want to acknowledge and thank our wonderful staff for helping us achieve an outstanding year. As our business has evolved, our staff has met challenges with a positive and determined attitude.

Net income increased 10% over 2001 to $4,491,000. Fully diluted earnings per share is up 19% to $1.00, compared to $.84 in 2001. Commercial lending increased 63% from $67 million to $109 million in 2002. Mortgage lending processed a record 1,260 loans totaling $151 million. We accomplish our goals through the efforts of talented and dedicated staff and our commitment to training and personal development. We work to ensure that our staff is skilled, equipped and engaged to exceed customer expectations.

[Graphs Omitted]

    Diluted Earnings Per Share
    --------------------------
        1999        $0.71
        2000        $0.69
        2001        $0.84
        2002        $1.00

   Commercial Loan Outstandings
         ($ in millions)
   ----------------------------
         1999        $ 20
         2000        $ 38
         2001        $ 67
         2002        $109

Our dividend paid per share increased 20% in December to $.12 per quarter. We bought back 10% of our outstanding shares during 2002 and firmly believe that at those price levels, share repurchase was a prudent use of our excess capital.

[Graph Omitted]

         Dividends
       -------------
       1999    $0.28
       2000    $0.33
       2001    $0.37
       2002    $0.42


Technology is one of the principal drivers in our business. A major initiative in 2002 was to overhaul our information system to better enable our employees to meet customer needs. This renovation upgraded every teller station to a "Windows-based" system to improve customer service. We also improved Lincoln Online to provide "real time" customer access to all their accounts anytime, day or night. Customers have the opportunity to make transfers, initiate loan payments and view account transaction history.

[Screenshot of website home page omitted]

Our newest banking center opened in last October at Summerfield Crossing in an area of new growth in Greenwood while our Brownsburg office received a major interior and exterior facelift. Also, the Brownsburg staff received our 2002 Branch of the Year Award due to their outstanding performance and customer service.

[Photo of Summerfield Crossing branch omitted]

[Photo of Brownsburg branch before remodeling omitted]

[Photo of Brownsburg branch after remodeling omitted]

Our Marketing Department received three major awards last year: two MAXI awards from the Indiana Bankers Association and the Best of the Best award from the American Bankers Association in the premier advertising competition for the financial services industry.

The Lincoln Federal Charitable Foundation continued providing grants to the communities they serve with donations totaling $168,655 for 2002. Selected annually, grant recipients receive funds distributed to each market area based upon deposit balances of individual Lincoln Federal offices within each county.

We will strive to offer a level of service unequaled by our competitors. This effort will be accelerated as our entire staff completes a "Service Plus" program that is designed to improve our skills as managers and teach our employees how to deliver memorable service to our customers. "Service Plus" will be very important as we strive to attain a larger checking deposit base and improve our market share.

We believe 2003 will offer many opportunities to exceed our customer's expectations, provide valuable products and services and grow our bank. Rest assured that we will be diligent in our efforts to earn your continued allegiance and thank you for your support.

Sincerely,


/s/ Tim Unger
Tim Unger
President and CEO

[Photo of Mr. Unger omitted]

SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data of the Company is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements, including notes thereto, included elsewhere in this Shareholder Annual Report.

                                                                                    At December 31,
                                                          -------------------------------------------------------------
                                                             2002          2001         2000         1999         1998
                                                          -------------------------------------------------------------
                                                                                    (In thousands)
Summary of Financial Condition Data:
Total assets...........................................   $521,857      $492,670     $500,071     $410,828     $366,448
Cash and interest bearing deposits in other banks (1)..     27,298        12,303       11,976       10,819       22,907
Investment securities available for sale...............     99,600        97,859      133,658      145,875      129,276
Investment securities held to maturity.................      1,780         1,800          500          500        1,250
Mortgage loans held for sale...........................      3,073         2,330           --           --           --
Loans    ..............................................    356,128       355,334      328,558      234,761      197,433
Allowance for loan losses..............................     (2,932)       (2,648)      (2,367)      (1,761)      (1,512)
Net loans..............................................    353,196       352,686      326,191      233,000      195,921
Investment in limited partnerships.....................      1,388         1,535        1,693        2,064        2,387
Deposits ..............................................    270,367       252,106      251,859      204,982      212,010
Borrowings.............................................    163,258       148,858      154,248      110,252       35,466
Shareholders' equity...................................     82,120        86,243       88,589       91,743      106,108



                                                                             Year Ended December 31,
                                                          -------------------------------------------------------------
                                                             2002          2001         2000         1999         1998
                                                          -------------------------------------------------------------
                                                                                   (In thousands)
Summary of Operating Data:
Total interest income..................................    $31,315       $35,610      $32,258      $27,742      $22,999
Total interest expense.................................     15,338        19,655       18,545       13,947       13,827
                                                          --------      --------     --------     --------     --------
   Net interest income.................................     15,977        15,955       13,713       13,795        9,172
Provision for loan losses..............................        302           488          283          384          173
                                                          --------      --------     --------     --------     --------
   Net interest income after provision for loan losses      15,675        15,467       13,430       13,411        8,999
                                                          --------      --------     --------     --------     --------
Other income (losses):
   Service charges on deposit accounts.................        751           680          369          216          174
   Net realized and unrealized gains (losses) on loans.      1,949           688          121           11          (61)
   Net realized gains (losses) on sales of securities
     available for sale................................        (21)            8          101           (4)         113
   Equity in losses of limited partnerships............       (147)         (159)        (370)        (323)        (514)
   Other ..............................................      1,202         1,053          767          714          659
                                                          --------      --------     --------     --------     --------
     Total other income................................      3,734         2,270          988          614          371
                                                          --------      --------     --------     --------     --------
Other expenses:
   Salaries and employee benefits......................      6,695         6,376        5,201        3,859        2,724
   Net occupancy expenses..............................        674           624          458          357          249
   Equipment expenses..................................        774           608          596          541          626
   Data processing fees................................      1,131         1,040          901          736          658
   Professional fees...................................        488           461          322          209          201
   Director and committee fees.........................        247           245          240          224          319
   Advertising and business development................        433           470          376          259          129
   Amortization of mortgage servicing rights...........        428           182          152          117          266
   Charitable contributions............................         13            18           16           22        2,023
   Other ..............................................      1,934         1,715        1,205        1,007          915
                                                          --------      --------     --------     --------     --------
     Total  other expenses.............................     12,817        11,739        9,467        7,331        8,110
                                                          --------      --------     --------     --------     --------
   Income before income taxes and extraordinary item...      6,592         5,998        4,951        6,694        1,260
   Income taxes (benefit)..............................      2,101         1,910        1,386        2,346           (7)
                                                          --------      --------     --------     --------     --------
Income before extraordinary item.......................      4,491         4,088        3,565        4,348        1,267
Extraordinary item-early extinguishment of debt,
   net of income taxes of $99..........................         --            --           --           --         (150)
                                                          --------      --------     --------     --------     --------
Net income.............................................   $  4,491      $  4,088     $  3,565     $  4,348     $  1,117
                                                          ========      ========     ========     ========     ========

                                                                               Year Ended December 31,
                                                          -------------------------------------------------------------
                                                             2002          2001         2000         1999         1998
                                                          -------------------------------------------------------------
                                                                                    (In thousands)
Supplemental Data:
Basic earnings per share...............................   $   1.04      $    .85     $    .69     $    .71           --
Diluted earnings per share.............................       1.00           .84          .69          .71           --
Dividends per share....................................        .42           .37          .33          .28           --
Dividend payout ratio..................................      42.00%        44.05%       47.83%       39.44%          --
Return on assets (2)...................................        .89           .81          .81         1.09          .35%
Return on equity (3)...................................       5.31          4.58         4.03         4.29         2.58
Equity to assets (4)...................................      15.74         17.51        17.72         2.33        28.96
Average equity to average assets.......................      16.85         17.61        20.09        25.45        13.59
Interest rate spread during period (5).................       2.65          2.42         2.04         2.32         2.24
Net yield on interest earning assets (6)...............       3.31          3.26         3.17         3.57         3.02
Efficiency ratio (7)...................................      65.03         64.41        64.40        50.88        84.98
Other expenses to average assets (8)...................       2.55          2.32         2.15         1.84         2.55
Average interest earning assets to average
         interest bearing liabilities..................     120.68        120.95       126.30       134.83       117.02
Nonperforming assets to total assets (4)...............        .44           .34          .47          .28          .38
Allowance for loan losses to total
         loans outstanding (4) (9).....................        .82           .74          .72          .75          .77
Allowance for loan losses to nonperforming loans (4)...     143.48        204.16       104.60       159.37       117.03
Net charge-offs to average total loans outstanding.....        .01           .06           --          .06          .01
Number of full service offices (4)....................           9             8            8            6            4

----------------------------------

(1)  Includes certificates of deposit in other financial institutions.

(2)  Net income divided by average total assets.

(3)  Net income divided by average total equity.

(4)  At end of period.

(5) Interest rate spread is calculated by subtracting combined average interest cost from combined average interest rate earned for the period indicated.

(6)  Net interest income divided by average interest earning assets.

(7) Other expenses (excluding income tax expense) divided by the sum of net interest income and noninterest income. Excluding the effect of the $2.0 million contribution to the charitable foundation, the efficiency ratio would have been 64.03% for the year ended December 31, 1998.

(8)  Other expenses divided by average total assets.

(9)  Total loans include loans held for sale.



              =====================================================
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION


General

     The following discussion and analysis of the Company's financial condition and results of operations and should be read in conjunction with and with reference to the consolidated financial statements and the notes thereto presented on pages 26 through 44.

     In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. The Company's operations and actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and the Company's general market area. The forward-looking statements contained herein include, but are not limited to, those with respect to the following matters:

     1.   Management's determination of the amount of loan loss allowance;

     2.   The effect of changes in interest rates; and

     3.   Changes in deposit insurance premiums.

Critical Accounting Policies

     Note 1 to the consolidated financial statements presented on pages 26 through 28 contains a summary of the Company's significant accounting policies for the year ended December 31, 2002. Certain of these policies are important to the portrayal of the Company's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Management believes that its critical accounting policies include determining the allowance for loan losses, the valuation of mortgage servicing rights, and the valuation of intangible assets.

Allowance for loan losses

     The allowance for loan losses is a significant estimate that can and does change based on management's assumptions about specific borrowers and current economic and business conditions, among other factors. Management reviews the adequacy of the allowance for loan losses at least on a quarterly basis. The evaluation by management includes consideration of past loss experience, changes in the composition of the loan portfolio, the current economic condition, the amount of loans outstanding, delinquency status and trends, certain identified problem loans, and the probability of collecting all amounts due.

     The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. A worsening or protracted economic decline would increase the likelihood of additional losses due to credit and market risk and could create the need for additional loan loss reserves.

Mortgage servicing rights

     The Company recognizes the rights to service mortgage loans as separate assets in the consolidated balance sheet. The total cost of loans when sold is allocated between loans and mortgage servicing rights based on the relative fair values of each. Mortgage servicing rights are subsequently carried at the lower of the initial carrying value, adjusted for amortization, or fair value. Mortgage servicing rights are evaluated for impairment based on the fair value of those rights. Factors included in the calculation of fair value of the mortgage servicing rights include, estimating the present value of future net cash flows, market loan prepayment speeds for similar loans, discount rates, servicing costs, and other economic factors. Servicing rights are amortized over the estimated period of net servicing revenue. It is likely that these economic factors will change over the life of the mortgage servicing rights, resulting in different valuations of the mortgage servicing rights. The differing valuations will affect the carrying value of the mortgage servicing rights on the consolidated balance sheet as well as the amounts recorded in the consolidated income statement.

Intangible assets

     Management periodically assesses the impairment of its goodwill and the recoverability of its core deposit intangible. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. If actual external conditions and future operating results differ from management's judgments, impairment and/or increased amortization charges may be necessary to reduce the carrying value of these assets to the appropriate value.

Average Balances and Interest Rates and Yields

     The following tables present, for the years ended December 31, 2002, 2001 and 2000, the average daily balances of each category of the Company's interest earning assets and interest bearing liabilities, and the interest earned or paid on such amounts.

                                                                        Year Ended December 31,
                                ----------------------------------------------------------------------------------------------------
                                             2002                              2001                             2000
                                ----------------------------------------------------------------------------------------------------
                                 Average                Average    Average                Average   Average                Average
                                 Balance  Interest(6)  Yield/Cost  Balance  Interest(6)  Yield/Cost Balance  Interest(6)  Yield/Cost
                                ----------------------------------------------------------------------------------------------------
                                                                      (Dollars in thousands)
Assets:
Interest earning assets:
  Interest bearing deposits     $ 20,402    $   312       1.53%    $ 16,856   $   547      3.25%   $  7,247    $   344       4.75%
  Mortgage-backed securities
    available for sale (1)        62,568      3,710       5.93       62,249     4,040       6.49     81,052      5,369       6.62
  Other investment securities
    available for sale (1)        42,816      1,843       4.30       61,305     3,738       6.10     69,522      4,730       6.80
  Other investment securities
    held to maturity               1,788         97       5.43          701        39       5.56        500         31       6.20
  Loans receivable (2) (5) (6)   347,874     24,863       7.15      340,235    26,671       7.84    268,625     21,288       7.92
  Stock in FHLB of
    Indianapolis                   7,765        490       6.31        7,734       575       7.43      6,002        496       8.26
                                --------    -------                --------   -------              --------    -------
    Total interest earning
      assets                      483,213    31,315       6.48      489,080    35,610       7.28    432,948     32,258       7.45
                                            -------                           -------                          -------
Noninterest earning assets,
  net of allowance for loan
  losses and unrealized gain/
  loss on securities available
  for sale                        19,116                             17,433                           7,787
                                --------                           --------                        --------
    Total assets                $502,329                           $506,513                        $440,735
                                ========                           ========                        ========

Liabilities and Shareholders' Equity:
Interest bearing liabilities:
  Interest bearing demand
    deposits                    $ 16,630         64        .38     $ 15,512       157       1.01   $ 12,705        176       1.39
  Savings deposits                33,914        467       1.38       31,297       821       2.62     21,099        671       3.18
  Money market savings
    deposits                      52,473        977       1.86       47,004     1,774       3.77     42,476      2,270       5.34
  Certificates of deposit        147,020      6,084       4.14      166,990     9,195       5.51    144,440      8,089       5.60
  FHLB advances and
    securities sold under
    repurchase agreements        150,366      7,746       5.15      143,577     7,708       5.37    122,086      7,339       6.01
                                --------    -------                --------   -------              --------    -------
  Total interest bearing
    liabilities                  400,403     15,338       3.83      404,380    19,655       4.86     342,806    18,545       5.41
                                            -------                           -------                          -------
Other liabilities                 17,290.                            12,931                           9,375
                               ----------                          --------                        --------
  Total liabilities              417,693                            417,311                         352,181
Shareholders' equity              84,636                             89,202                          88,554
                                ----------                         --------                        --------
  Total liabilities and
    shareholders' equity        $502,329                           $506,513                        $440,735
                                ========                           ========                        ========
Net interest earning assets     $ 82,810                           $ 84,700                        $ 90,142
Net interest income                         $15,977                           $15,955                          $13,713
                                            =======                           =======                          =======
Interest rate spread (3)                                  2.65%                             2.42%                            2.04%
                                                          ====                              ====                             ====
Net yield on weighted average
  interest earning assets (4)                             3.31%                             3.26%                            3.17%
                                                          ====                              ====                             ====
Average interest earning  assets
  to average interest bearing
  liabilities                     120.68%                            120.95%                         126.30%
                                ========                           ========                        ========

Footnotes on following page

(1)  Mortgage-backed   securities   available  for  sale  and  other  investment
     securities available for sale are at amortized cost prior to SFAS No. 115 adjustments.

(2)  Total loans, including loans held for sale, less loans in process.

(3) Interest rate spread is calculated by subtracting weighted average interest rate cost from weighted average interest rate yield for the period indicated.

(4) The net yield on weighted average interest earning assets is calculated by dividing net interest income by weighted average interest earning assets for the period indicated.

(5)  The balances include nonaccrual loans.

(6) Interest income on loans receivable includes loan fee income of $801,000, $760,000 and $412,000 for the years ended December 31, 2002, 2001 and 2000.


Interest Rate Spread

     The Company's results of operations have been determined primarily by net interest income and, to a lesser extent, fee income, miscellaneous income and general and administrative expenses. Net interest income is determined by the interest rate spread between the yields earned on interest earning assets and the rates paid on interest bearing liabilities and by the relative amounts of interest earning assets and interest bearing liabilities.

     The following table sets forth the weighted average effective interest rate that the Company earned on its loan and investment portfolios, the weighted average effective cost of its deposits and advances, its interest rate spread and the net yield on weighted average interest earning assets for the periods shown. Average balances are based on average daily balances.

                                                          Year Ended December 31,
                                                        --------------------------
                                                        2002       2001      2000
                                                        --------------------------
Weighted average interest rate earned on:
  Interest earning deposits                             1.53%      3.25%     4.75%
  Mortgage-backed securities available for sale         5.93       6.49      6.62
  Other investment securities available for sale        4.30       6.10      6.80
  Other investment securities held to maturity          5.43       5.56      6.20
  Loans                                                 7.15       7.84      7.92
  FHLB stock                                            6.31       7.43      8.26
  Total interest earning assets                         6.48       7.28      7.45
Weighted average interest rate cost of:
  Interest bearing demand deposits                       .38       1.01      1.39
    Savings deposits                                    1.38       2.62      3.18
Money market savings deposits                           1.86       3.77      5.34
  Certificates of deposit                               4.14       5.51      5.60
  FHLB advances and securities  sold
    under  repurchase  agreements                       5.15       5.37      6.01
  Total interest  bearing   liabilities                 3.83       4.86      5.41
Interest  rate  spread  (1)                             2.65       2.42      2.04
Net yield on weighted average
  interest earning assets (2)                           3.31       3.26      3.17
-------------------------------

(1) Interest rate spread is calculated by subtracting combined weighted average interest rate cost from combined weighted average interest rate earned for the period indicated. Interest rate spread figures must be considered in light of the relationship between the amounts of interest earning assets and interest bearing liabilities.

(2) The net yield on weighted average interest earning assets is calculated by dividing net interest income by weighted average interest earning assets for the period indicated.

     The following table describes the extent to which changes in interest rates and changes in volume of interest related assets and liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest earning asset and interest bearing liability, information is provided on changes attributable to (1) changes in rate (changes in rate multiplied by old volume) and (2) changes in volume (changes in volume multiplied by old rate). Changes attributable to both rate and volume which cannot be segregated have been allocated proportionally to the change due to volume and the change due to rate.


                                                  Increase (Decrease) in Net Interest Income
                                                  ------------------------------------------
                                                                               Total
                                                        Due to     Due to       Net
                                                         Rate      Volume     Change
                                                       ------------------------------
                                                              (In thousands)

Year ended December 31, 2002 compared
to year ended December 31, 2001

  Interest earning assets:
    Interest earning deposits                          $  (333)    $   98     $  (235)
    Mortgage-backed securities available for sale         (351)        21        (330)
    Other investment securities available for sale        (936)      (959)     (1,895)
    Other investment securities held to maturity            (1)        59          58
    Loans receivable                                    (2,396)       588      (1,808)
    FHLB stock                                             (87)         2         (85)
                                                       --------    -------    --------
      Total                                             (4,104)      (191)     (4,295)
                                                       --------    -------    --------
  Interest bearing liabilities:
    Interest bearing demand deposits                      (104)        11         (93)
    Savings  deposits                                     (418)        64        (354)
    Money market savings deposits                         (984)       187        (797)
    Certificates of deposit                             (2,100)    (1,011)     (3,111)
    FHLB advances and securities sold
      under  repurchase  agreements                       (319)       357          38
                                                       --------    -------    --------
        Total                                           (3,925)      (392)     (4,317)
                                                       --------    -------    --------
Net change in net interest income                      $  (179)    $  201     $    22
                                                       ========    =======    ========

Year ended December 31, 2001 compared
to year ended December 31, 2000

  Interest earning assets:
    Interest earning deposits                          $  (137)    $  340     $   203
    Mortgage-backed securities available for sale         (107)    (1,222)     (1,329)
    Other investment securities available for sale        (464)      (528)       (992)
    Other investment securities held to maturity            (3)        11           8
    Loans receivable                                      (233)     5,616       5,383
    FHLB stock                                             (53)       132          79
                                                       --------    -------    --------
        Total                                             (997)     4,349       3,352
                                                       --------    -------    --------
  Interest bearing liabilities:
    Interest bearing demand deposits                       (53)        34         (19)
    Savings deposits                                      (133)       283         150
    Money market savings deposits                         (719)       223        (496)
    Certificates of deposit                               (138)     1,244       1,106
    FHLB advances and securities sold under
      repurchase agreements                               (837)     1,206         369
                                                       --------    -------    --------
        Total                                           (1,880)     2,990       1,110
                                                       --------    -------    --------
Net change in net interest income                      $   883     $1,359     $ 2,242
                                                       ========    ======     =======


Financial Condition at December 31, 2002 Compared to Financial Condition at December 31, 2001.

     Total assets were $521.9 million at December 31, 2002, an increase of $29.2 million, or 5.9%, compared to December 31, 2001. Cash and cash equivalents were $27.3 million at December 31, 2002 compared to $12.3 million at year end 2001. Interest bearing deposits totaled $24.9 million at December 31, 2002 while the Company had $9.9 million interest bearing deposits at December 31, 2001. Excess cash generated from the investment portfolio provided more liquidity than we had opportunities to invest the funds at levels acceptable to our investment strategy.

     Investment Securities. Total investment securities increased by $1.7 million to $101.4 million at December 31, 2002 compared to the same date in 2001.

     Loans and Allowances for Loan Losses. Net loans, including loans held for sale, at December 31, 2002 were $356.3 million, an increase of $1.3 million from December 31, 2001. Loan growth was experienced in construction and commercial lending. Real estate construction loans and commercial, industrial and agricultural loans increased $23.6 million and $42.0 million, respectfully during 2002. For most of the year, the Bank continued its policy of selling nearly all of its eligible fixed rate residential real estate loan volume in the secondary market while retaining the local servicing of those loans. This policy was adopted as a result of the reduced spreads and lower yields available on residential mortgages; however, we still prefer to maintain local contact with our customer by retaining the servicing rights of these loans. During the fourth quarter of 2002, the Bank amended its policy and stopped selling fixed rate loans with maturity of 15 years or less. We will continue to increase the percentage mix of commercial and consumer loans kept in our loan portfolio while we decrease the percentage of one- to four-family real estate mortgage loans. The allowance for loan losses as a percentage of total loans increased from .74% to .82%. The increase in the allowance as a percentage of total loans resulted from a higher mix of commercial loans in the loan portfolio versus residential real estate loans that have lower risk characteristics. The allowance for loan losses as a percentage of nonperforming loans was 143.5% and 204.1% at December 31, 2002 and 2001, respectively. Nonperforming loans were $2.0 million and $1.3 million at each date, respectively.

     Deposits. Deposits totaled $270.4 million at December 31, 2002, an increase of $18.3 million from December 31, 2001. Deposits grew in every major category. The largest increases were in noninterest bearing demand deposits, up $4.1 million, and certificates of deposit, up $9.3 million. We continued to emphasize attracting core checking account business from our customers.

     Borrowed Funds. Securities sold under repurchase agreements and FHLB advances were $163.0 million at December 31, 2002, an increase of $14.9 million from December 31, 2001.

     Shareholders' Equity. Shareholders' equity decreased by $4.1 million from $86.2 million at December 31, 2001 to $82.1 million at December 31, 2002. The decrease was the result of the $9.1 million repurchase of 503,650 shares of common stock and cash dividends of $1.9 million partially offset by the amortization of unearned compensation expense, ESOP shares earned, stock options exercised and the tax benefit on stock options and RRP of $1.8 million, unrealized gains on securities of $.6 million and net income of $4.5 million.

Financial Condition at December 31, 2001 Compared to Financial Condition at December 31, 2000.

     Total assets were $492.7 million at December 31, 2001, a decrease of $7.4 million, or 1.5%, compared to December 31, 2000. Cash and cash equivalents were $10.4 million at December 31, 2001 compared to $11.0 million at year end 2000. Interest bearing deposits totaled $9.9 million at December 31, 2001 while the Company had $10.0 million interest bearing deposits at December 31, 2000.

     Investment Securities. Total investment securities declined by $34.5 million to $99.7 million at December 31, 2001 compared to the same date in 2000. This was primarily the result of principal paydowns and bonds called during the year.

     Loans and Allowances for Loan Losses. Net loans, including loans held for sale, at December 31, 2001 were $355.0 million, an increase of $28.8 million from December 31, 2000. Loan growth was funded primarily by cash flow from investments and increases in borrowings from the Federal Home Loan Bank ("FHLB"). Loan growth was experienced in nearly every category of loans, except one- to four-family real estate mortgage loans, with the largest increase in commercial lending. In January 2001, the Bank adopted a policy of selling nearly all of its eligible loan volume in the secondary market while retaining the local servicing of those loans. This new policy was adopted as a result of the reduced spreads available on residential mortgages; however, we still prefer to maintain local contact with our customer by retaining the servicing rights of these loans. Our continued emphasis will be on increasing the percentage mix of commercial and consumer loans we keep in our loan portfolio while decreasing the percentage of one- to four-family real estate mortgage loans. The allowance for loan losses as a percentage of total loans increased from .72% to .74%. The increase in the allowance as a percentage of total loans resulted from a higher mix of commercial loans in the loan portfolio versus residential real estate loans that have lower risk characteristics. The allowance for loan losses as a percentage of nonperforming loans was 204.1% and 104.6% at December 31, 2001 and 2000, respectively. Nonperforming loans were $1.3 million and $2.3 million at each date, respectively.

     Deposits. Deposits totaled $252.1 million at December 31, 2001, an increase of $.2 million from December 31, 2000. Deposits grew in nearly every major category except certificates of deposit were down $13.8 million or 8.8%. This decline in certificates of deposit was due to allowing some higher priced funds to leave the Bank. Excess cash generated from the investment portfolio provided more liquidity than we had opportunities to invest the funds profitably.

     Borrowed Funds. Securities sold under repurchase agreements and FHLB advances were $148.1 million at December 31, 2001, a decrease of $4.9 million from December 31, 2000.

     Shareholders' Equity. Shareholders' equity decreased by $2.4 million from $88.6 million at December 31, 2000 to $86.2 million at December 31, 2001. The decrease was the result of the $8.1 million repurchase of 554,078 shares of common stock and cash dividends of $1.8 million partially offset by the amortization of unearned compensation expense, ESOP shares earned, stock options exercised and the tax benefit on stock options and RRP of $1.5 million, unrealized gains on securities of $1.9 million and net income of $4.1 million.

Comparison of Operating Results For Years Ended December 31, 2002 and 2001

     General. Net income for the year ended December 31, 2002 increased $.4 million to $4.5 million compared to $4.1 million for the year ended December 31, 2001. The primary reason for the increase in net income was the result of increased net realized and unrealized gains on loans, up $1.3 million, partially offset by a $1.1 million increase in total other expenses. Return on average assets for the years ended December 31, 2002 and 2001 was .89% and .81%, respectively. Return on average equity was 5.31% for the year ended December 31, 2002 and 4.58% for the year ended December 31, 2001.

     Interest Income. Total interest income was $31.3 million for 2002 compared to $35.6 million for 2001. The decrease in interest income was due primarily to a decrease in yield on interest earning assets. Average interest earning assets decreased $5.9 million, or 1.2%. This was the result of an $18.5 million decrease in average other investment securities available for sale partially offset by a $7.6 million increase in loans receivable and $3.5 million increase in interest bearing deposits. The average yield on interest earning assets was 6.48% and 7.28% for the years ended December 31, 2002 and 2001, respectively.

     Interest Expense. Interest expense was $15.3 million for the year ended December 31, 2002 compared to $19.7 million for the same period in 2001, a decrease of $4.4 million, or 22.3%. Average interest bearing liabilities decreased $4.0 million, or 1.0% to $400.4 million at the end of 2002 from $404.4 million at the end of 2001. The average cost of interest bearing liabilities was 3.83% and 4.86% for the years ended December 31, 2002 and 2001, respectively.

     Net Interest Income. Net interest income increased $22,000, or .1%, during the year ended December 31, 2002 as compared to 2001. Net interest income increased $201,000 due to an increase in volume of net interest earning assets and liabilities and decreased $179,000 as a result of the change in average rate of the net interest earning assets and interest bearing liabilities. The interest rate spread was 2.65% and 2.42% for 2002 and 2001, respectively. The net yield on interest earning assets was 3.31% and 3.26% for the 2002 and 2001 periods, respectively.

     Provision for Loan Losses. The provision for loan losses for the year ended December 31, 2002 was $302,000 compared to $488,000 for 2001. During the year ended December 31, 2002, net charge-offs were $18,000 compared to net charge-offs of $207,000 for 2001. The 2002 provision and the allowance for loan losses were considered adequate based on size, condition and components of the loan portfolio, past history of loan losses and peer comparisons. While management estimates loan losses using the best available information, no assurance can be given that future additions to the allowance will not be necessary  based on changes  in  economic  and real  estate  market  conditions,
further  information   obtained  regarding  problem  loans,   identification  of
additional problem loans and other factors, both within and outside of management's control.

     Service Charges on Deposit Accounts. Service charges on deposit accounts increased $71,000 or 10.4% from $680,000 for the year ended December 31, 2001 to $751,000 for 2002. This was the result of our efforts to increase checking accounts during 2002.

     Net Realized and Unrealized Gains on Loans. Net Realized and Unrealized Gains on Loans of $1,949,000 were recorded during the year ended December 31, 2002 as compared to $688,000 during 2001. In 2002, loan sales totaled approximately $89.7 million while in 2001 loan sales approximated $41.2 million.

     Net Realized Gains (Losses) on Securities Available for Sale. Proceeds from the sales of securities available for sale during the years ended December 31, 2002 and 2001 amounted to $7.0 million and $6.0 million, respectively. Net losses of $21,000 and net gains of $8,000 were realized on those sales during the years ended December 31, 2002 and 2001, respectively.

     Equity in Losses of Limited Partnerships. Equity in losses of limited partnerships decreased $12,000, or 7.5%, from $159,000 for the year ended December 31, 2001 to $147,000 for 2002 due to the operating results of the limited partnership investments.

     Other Income. Other income increased $149,000, or 14.2%, from $1,053,000 for the year ended December 31, 2001 to $1,202,000 for 2002. This increase was due primarily to increases in ATM/debit card fee income, which increased $82,000, or 30.9%, from $265,000 for 2001 to $347,000 for 2002.

     Salaries and Employee Benefits. Salaries and employee benefits were $6,695,000 million for the year ended December 31, 2002 compared to $6,376,000 for 2001, an increase of $319,000, or approximately 5.0%. Salaries increased $430,000 to $4,565,000 in 2002 from $4,135,000 in 2001. This was the result of incremental salary increases and the addition of staff needed to handle additional business and to operate the new Greenwood branch. Employee benefits increased $326,000 from $2,303,000 in 2001 to $2,629,000 in 2002. This was primarily the result of increased pension costs, increased employee stock ownership plan costs and higher health insurance costs. Capitalized costs to originate loans increased from $62,000 for the year ended December 31, 2001, to $500,000 for the year ended December 31, 2002. This increase was the result of increased loan production and an increase in the estimated costs capitalized for each loan we originate. The increase in costs per loan was primarily due to the increased use of commissioned loan originators. Capitalized costs reduced the overall expenses related to salaries and employee benefits. There were 122 full-time equivalent employees at December 31, 2002, compared to 113 at the end of 2001.

     Net Occupancy and Equipment Expenses. Combined occupancy and equipment expenses increased $216,000, or 17.5%, from $1,232,000 in 2001 to $1,448,000 in
2002 due primarily to the addition of the new Greenwood branch, remodeling of our Brownsburg branch and improvements made to our information technology infrastructure.

     Data Processing Fees. Data processing fees increased $91,000, or 8.7%, from $1,040,000 in 2001 to $1,131,000 in 2002. This was primarily due to the new Greenwood branch and increased customer account activity.

     Professional Fees. Professional fees increased $27,000, or 5.9%, from $461,000 in 2001 to $488,000 in 2002. Consulting expenses and costs to establish our investment subsidiary were the primary reasons for the increase.

     Director and Committee Fees. Director and committee fees increased $2,000, or .8%, from $245,000 in 2001 to $247,000 in 2002.

     Advertising and Business Development. Advertising and business development expenses decreased $37,000, or 7.9%, from $470,000 in 2001 to $433,000 in 2002.

     Amortization of Mortgage Servicing Rights. Amortization of mortgage servicing rights increased $246,000 or 135.2% from $182,000 for the year ended December 31, 2001, to $428,000 for the year ended December 31, 2002. Temporary impairment of mortgage servicing rights was the primary reason for this increase and was the result of the low interest rates and faster prepayment speeds on serviced mortgages.

     Other  Expenses.   Other  expenses  increased  $214,000,   or  12.3%,  from
$1,733,000 for the year ended December 31, 2001, to $1,947,000 for the year ended December 31, 2002. Major increases included an increase of $54,000 in office supplies, a $51,000 increase in OREO expenses, and a $49,000 increase in telephone costs. Expenses relating to dues, unreimbursed loan costs, postage and regulatory assessments are also included in other expenses. The remaining increase in other expenses of $60,000, from the 2001 period to the 2002 period resulted from increases in a variety of expense categories and was not attributable to any one item.

     Income Tax Expense. Income tax expense increased $191,000 from the year ended December 31, 2001 to 2002. Income taxes were 32% of pre-tax income for both years ended December 31, 2002 and 2001. For both 2002 and 2001, the primary differences between the effective tax rate and the statutory tax rate relate to the benefit received from low income housing credits.

Comparison of Operating Results For Years Ended December 31, 2001 and 2000

     General. Net income for the year ended December 31, 2001 increased $.5 million to $4.1 million compared to $3.6 million for the year ended December 31, 2000. The primary reasons for the increase in net income were the result of increased net interest income, up $2.2 million, and total other income, up $1.3 million partially offset by a $2.2 million increase in total other expenses and a $.5 million increase in tax expense for the year ended December 31, 2001 over the prior year. Return on average assets for both years ended December 31, 2001 and 2000 was .81%. Return on average equity was 4.58% for the year ended December 31, 2001 and 4.03% for the year ended December 31, 2000.

     Interest Income. Total interest income was $35.6 million for 2001 compared to $32.3 million for 2000. The increase in interest income was due primarily to an increase in interest earning assets. Average interest earning assets increased $56.1 million, or 13.0%. This was the result of a $71.6 million increase in average loans receivable partially offset by an $18.8 million decrease in mortgage-backed securities available for sale. The average yield on interest earning assets was 7.28% and 7.45% for the years ended December 31, 2001 and 2000, respectively.

     Interest Expense. Interest expense was $19.7 million for the year ended December 31, 2001 compared to $18.5 million for the same period in 2000, an increase of $1.2 million, or 6.5%. Average interest bearing liabilities increased $61.6 million, or 18.0% to $404.4 million at the end of 2001 from $342.8 million at the end of 2000.

     Net Interest Income. Net interest income increased $2.2 million, or 16.3%, during the year ended December 31, 2001 as compared to 2000. Net interest income increased $1.3 million due to an increase in volume of net interest earning assets and liabilities and increased $.9 million as a result of the average rate of the net interest earning assets and interest bearing liabilities. The interest rate spread was 2.42% and 2.04% for 2001 and 2000, respectively. The net yield on interest earning assets was 3.26% and 3.17% for the 2001 and 2000 periods, respectively.

     Provision for Loan Losses. The provision for loan losses for the year ended December 31, 2001 was $488,000 compared to $283,000 for 2000. During the year ended December 31, 2001, net charge-offs were $207,000 compared to net charge-offs of $20,000 for 2000. The 2001 provision and the allowance for loan losses were considered adequate based on size, condition and components of the loan portfolio, past history of loan losses and peer comparisons. While management estimates loan losses using the best available information, no assurance can be given that future additions to the allowance will not be necessary  based on changes  in  economic  and real  estate  market  conditions,
further  information   obtained  regarding  problem  loans,   identification  of
additional problem loans and other factors, both within and outside of management's control.

     Service Charges on Deposit Accounts. Service charges on deposit accounts increased $311,000 or 84.3% from $369,000 for the year ended December 31, 2000 to $680,000 for 2001. This was the result of our efforts to increase checking accounts during 2001.

     Net Realized and Unrealized Gains on Loans. Net realized and unrealized gains on loans of $688,000 were recorded during the year ended December 31, 2001 as compared to $121,000 during 2000. In 2001, loan sales totaled approximately $41.2 million while in 2000 loan sales approximated $8.2 million.

     Net Realized Gains (Losses) on Securities Available for Sale. Proceeds from the sales of securities available for sale during the years ended December 31, 2001 and 2000 amounted to $6.0 million and $11.7 million, respectively. Net gains of $8,000 and $101,000 were realized on those sales during the years ended December 31, 2001 and 2000, respectively.

     Equity in Losses of Limited Partnerships. Equity in losses of limited partnerships decreased $211,000, or 57.0%, from $370,000 for the year ended December 31, 2000 to $159,000 for 2001 due to the operating results of the limited partnership investments.

     Other Income. Other income increased $286,000, or 37.3%, from $767,000 for the year ended December 31, 2000 to $1,053,000 for 2001. This increase was due primarily to increases in ATM/debit card fee income, which increased $100,000, or 60.1%, from $165,000 for 2000 to $265,000 for 2001.

     Salaries and Employee Benefits. Salaries and employee benefits were $6.4 million for the year ended December 31, 2001 compared to $5.2 million for 2000, an increase of $1.2 million, or approximately 23.1%. Salaries increased $.8 million to $4.1 million in 2001 from $3.3 million in 2000. This increase resulted primarily from compensation expense incurred by the Company in connection with the acquisition of Citizens Bancorp September 26, 2000 and the addition of a new branch in Greenwood at the beginning of September 2000. The Bank also added key management and other staff additions to keep pace with the growing organization. Employee benefits increased $.4 million from $1.9 million in 2000 to $2.3 million in 2001. This was primarily the result of increased pension costs and higher health insurance costs. There were 113 full-time equivalent employees at December 31, 2001, compared to 111 at the end of 2000.

     Net Occupancy and Equipment Expenses. Combined occupancy expenses increased $178,000, or 16.8%, from $1,054,000 in 2000 to $1,232,000 in 2001 due primarily to the addition of Citizens and the new Greenwood branch.

     Data Processing Fees. Data processing fees increased $139,000, or 15.4%, from $901,000 in 2000 to $1,040,000 in 2001. This was primarily due to new branches and increased customer account activity.

     Professional Fees. Professional fees increased $139,000, or 43.2%, from $322,000 in 2000 to $461,000 in 2001. Consulting expenses regarding the Citizens acquisition and other business opportunities were the primary reason for the increase.

     Director and Committee Fees. Director and committee fees increased $5,000, or 2.1%, from $240,000 in 2000 to $245,000 in 2001.

     Advertising and Business Development. Advertising and business development expenses increased $94,000, or 25.0%, from $376,000 in 2000 to $470,000 in 2001.
Use of commercial television advertising and the addition of a de novo branch in Greenwood were additional costs in 2001.

     Amortization of Mortgage Servicing Rights. Amortization of mortgage servicing rights increased $30,000 from $152,000 for the year ended December 31, 2001 to $182,000 for the year ended December 31, 2002. The increase was primarily due to the addition of more serviced assets.

     Other  Expenses.   Other  expenses  increased  $512,000,   or  41.9%,  from
$1,221,000 for the year ended December 31, 2000, to $1,733,000 for the year ended December 31, 2001. Major increases included an increase of amortization of goodwill and core deposit intangibles of $141,000, a $76,000 increase in OREO expenses, a $91,000 increase in waived/refunded check charges and an $86,000 increase in unreimbursed loan expenses. Expenses relating to supplies, telephone, postage and regulatory assessments are also included in other expenses. The remaining increase in other expenses of $118,000, from the 2000 period to the 2001 period resulted from increases in a variety of expense categories and was not attributable to any one item.

     Income Tax Expense. Income tax expense increased $524,000 from the year ended December 31, 2000 to 2001. Income taxes were 32% of pre-tax income for the year ended December 31, 2001 compared to 28% for the same period in 2000. This increase was the result of a revision to the Indiana Code that permits financial institutions incorporated in Indiana to apportion income in the same manner as financial institutions incorporated in other states. This revision to the statute was made retroactive to January 1, 1999 and was recognized as a single adjustment in the second quarter of 2000. For both 2001 and 2000, the primary differences between the effective tax rate and the statutory tax rate relate to the benefit received from low income housing credits.

Liquidity and Capital Resources

     The Company's primary sources of funds are deposits, borrowings and the proceeds from principal and interest payments on loans and mortgage-backed securities and the sales of loans and mortgage-backed securities available for sale. While maturities and scheduled amortization of loans and mortgage-backed securities are a predictable source of funds, deposit flows and mortgage and mortgage-backed securities prepayments are greatly influenced by general interest rates, economic conditions and competition.

     The Company's primary investment activity is the origination of loans. During the years ended December 31, 2002, 2001 and 2000, cash used to originate loans exceeded repayments and other changes by $19.4 million, $29.1 million and $42.4 million, respectively. Loan growth has been funded by a combination of cash flow generated from monthly repayments of mortgage-backed securities, proceeds from sales and maturities of securities available for sale, deposit growth and borrowings.

     During the years ended December 31, 2002 and 2001, the Company purchased $36.3 million and $17.7 million of securities available for sale and held to maturity, respectively. During the year ended December 31, 2000, the Company did not purchase any securities available for sale or held to maturity. During 2002 and 2001, these purchases were funded by proceeds from maturities of securities available for sale. During the years ended December 31, 2002, 2001 and 2000, the Company received proceeds from maturities of mortgage-backed securities and other securities available for sale and held to maturity of $46.3 million, $49.7 million and $11.3 million, respectively. During the years ended December 31, 2002, 2001 and 2000, Lincoln Federal received proceeds for the sale of mortgage-backed and other securities available for sale of $7.0 million, $6.0 million and $11.7 million which funds were used to fund its loan growth.

     The Company had outstanding loan commitments and unused lines of credit of $70.6 million and standby letters of credit outstanding of $361,000 at December 31, 2002. Management anticipates that the Company will have sufficient funds from loan repayments, loan sales, and from its ability to borrow additional funds from the FHLB of Indianapolis to meet current commitments. Certificates of deposit scheduled to mature in one year or less at December 31, 2002 totaled $77.2 million. Management believes that a significant portion of such deposits will remain with the Company based upon historical deposit flow data and the Company's competitive pricing in its market area.

     Liquidity management is both a daily and long-term function of the Company's management strategy. In the event that the Company should require funds beyond its ability to generate them internally, additional funds are available through the use of FHLB advances. The Company had outstanding FHLB advances in the amount of $163.0 million at December 31, 2002. As an additional funding source, the Company has also sold securities under repurchase agreements. The Company had no outstanding securities sold under repurchase agreements at December 31, 2002.

     Other significant investing and financing activities for the Company included the acquisition of Citizens during 2000 and repurchases of common stock during 2002, 2001 and 2000. Net cash paid in the acquisition of Citizens amounted to approximately $7.8 million. During 2002, 2001 and 2000, the Company repurchased common stock for $9.1 million, $8.1 million and $17.6 million, respectively. These transactions were funded by cash generated by the stock conversion at the end of 1998 plus dividends from the Bank.

     The Financial Regulatory Relief and Economic Efficiency Act of 2000, which was signed into law on December 27, 2000, repealed the former statutory requirement that all savings associations maintain an average daily balance of liquid assets in a minimum amount of not less than 4% or more than 10% of their withdrawable accounts plus short-term borrowings. The OTS adopted an interim final rule in March 2001 that implemented this revised statutory requirement, although savings associations remain subject to the OTS regulation that requires them to maintain sufficient liquidity to ensure their safe and sound operation.

     Pursuant to OTS capital regulations in effect at December 31, 2002, savings associations were required to maintain a 1.5% tangible capital requirement, a 4% leverage ratio (or core capital) requirement, and a total risk-based capital to risk-weighted assets ratio of 8%. At December 31, 2002, Lincoln Federal's capital levels exceeded all applicable regulatory capital requirements in effect as of that date. The following table provides the minimum regulatory capital requirements and Lincoln Federal's capital ratios as of December 31, 2002:

                                            At December 31, 2002
                           OTS Requirement     Lincoln Federal's Capital Level
                          ---------------------------------------------------
                           % of                  % of               Amount
Capital Standard          Assets     Amount    Assets(1)  Amount   of Excess
                          --------------------------------------------------
                                         (Dollars in thousands)
Tangible capital           1.5%     $  7,793    14.08%   $73,134   $65,341
Core capital (2)           4.0        20,781    14.08     73,134    52,353
Risk-based capital         8.0        31,779    18.97     75,367    43,588
----------------------

(1) Tangible and core capital levels are shown as a percentage of adjusted total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.

(2) The OTS has adopted a core capital requirement for savings associations comparable to that required by the OCC for national banks. The regulation requires core capital of at least 3% of total adjusted assets for savings associations that receive the highest supervisory rating for safety and soundness, and 4% to 5% for all other savings associations. Lincoln Federal is in compliance with this requirement.

Current Accounting Issues

     Accounting for a Business Combination. Statement of Financial Accounting Standards ("SFAS") No. 141 requires that all business combinations should be accounted for using the purchase method of accounting; use of the pooling method is prohibited.

     This Statement requires that goodwill be initially recognized as an asset in the financial statement and measured as the excess of the cost of an acquired entity over the net of the amounts assigned to identifiable assets acquired and liabilities assumed. In addition, SFAS No. 141 requires all other intangibles, such as core deposit intangibles for a financial institution, to be identified.

     The provisions of Statement No. 141 were effective for any business combination that is initiated after June 30, 2001.

     Accounting for Goodwill. Under the provisions of SFAS No. 142, goodwill should not be amortized but should be tested for impairment at the reporting unit level. Impairment test of goodwill should be done on an annual basis unless events or circumstances indicate impairment has occurred in the interim period. The annual impairment test can be performed at any time during the year as long as the measurement date is used consistently from year to year.

     Impairment testing is a two step process, as outlined within the statement. If the fair value of the goodwill is less than its carrying value, then the goodwill is deemed impaired and a loss recognized. Any impairment loss recognized as a result of completing the transitional impairment test should be treated as a change in accounting principle and recognized in the first interim period financial statements.

     The Company adopted this new accounting rule on January 1, 2002. As a result, the Company no longer amortizes goodwill, but makes an annual assessment of any impairment in goodwill and, if necessary, recognizes an impairment loss at that time. The Company had goodwill of $1,564,000 at December 31, 2002. In addition, at December 31, 2002, no impairment loss was identified.

     Acquisitions of Certain Financial Institutions. SFAS No. 147 amends SFAS No. No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions, and FASB Interpretation No. 9, Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method. SFAS No. 72 and FASB Interpretation No. 9 provided interpretive guidance on the application of the purchase method to acquisitions of financial institutions. Except for transactions between two or more mutual enterprises, SFAS No. 147 removes acquisitions of financial institutions from the scope of both SFAS No. 72 and Interpretation No. 9 and requires that those transactions be accounted in accordance with SFAS No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets.147. In addition, SFAS No. 147 amends SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS No. 144 requires for other long-lived assets that are held and used.

     The effective date of SFAS No. 147 was October 1, 2002, with earlier application relating to previously recognized unidentifiable intangible assets permitted and did not have a significant impact on the Company upon adoption.

     Accounting for Stock-Based Compensation -- Transition and Disclosure. SFAS No. 148 amends FASB Statement No. 123, Accounting for Stock-Based Compensation. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation.

     Under the provisions of SFAS No. 123, companies that adopted the fair value based method were required to apply that method prospectively for new stock option awards. This contributed to a "ramp-up" effect on stock-based compensation expense in the first few years following adoption, which caused concern for companies and investors because of the lack of consistency in reported results. To address that concern, SFAS No. 148 provides two additional methods of transition that reflect an entity's full complement of stock-based compensation expense immediately upon adoption, thereby eliminating the ramp-up effect.

     SFAS No. 148 also improves the clarity and prominence of disclosures about the pro forma effects of using the fair value based method of accounting for stock-based compensation for all companies - regardless of the accounting method used - by requiring that the data be presented more prominently and in a more user friendly format in the footnotes to the financial statements. In addition, SFAS No. 148 improves the timeliness of those disclosures by requiring that this information be included in interim as well as annual financial statements. In the past, companies were required to make pro forma disclosures only in annual financial statements.

     The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The adoption of this statement did not have a material effect on the Company's financial position or results of operations.

Impact of Inflation and Changing Prices

     The consolidated financial statements presented herein have been prepared in accordance with generally accepted accounting principles. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

     The Company's primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturity structures of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels.

     The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of noninterest expense. Such expense items as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that the Company has made. The Company is unable to determine the extent, if any, to which properties securing its loans have appreciated in dollar value due to inflation.

Quarterly Results of Operations

     The following table sets forth certain quarterly results for the years ended December 31, 2002 and 2001.

                                                         Provision
                                            Net        (Adjustment)                  Basic        Diluted
 Quarter      Interest       Interest     Interest       For Loan        Net        Earnings      Earnings       Dividends
  Ended        Income        Expense       Income         Losses       Income       Per Share     Per Share      Per Share
----------------------------------------------------------------------------------------------------------------------------
                                         (In thousands except for per share data)
2002:
March         $ 7,792       $ 3,940       $ 3,852         $ 15         $1,110        $ .25         $ .24           $ .10
June            7,895         3,892         4,003           65            942          .22           .21             .10
September       8,036         3,827         4,209           83          1,443          .33           .32             .10
December        7,592         3,679         3,913          139            996          .24           .23             .12
              -------       -------       -------         -----        ------         ----         -----           -----
              $31,315       $15,338       $15,977         $302         $4,491        $1.04         $1.00           $ .42
              =======       =======       =======         ====         ======        =====         =====           =====

2001:
March         $ 9,301       $ 5,349       $ 3,952         $114         $1,005        $ .20         $ .20           $ .09
June            9,258         5,217         4,041           24          1,033          .21           .21             .09
September       8,864         4,838         4,026           90          1,000          .21           .21             .09
December        8,187         4,251         3,936          260          1,050          .23           .22             .10
              -------       -------       -------         -----        ------         ----         -----           -----
              $35,610       $19,655       $15,955         $488        $4,088         $ .85        $ .84           $ .37
              =======       =======       =======         ====         ======        =====         =====           =====



     Net interest income was lower in the fourth quarter as a result of decreasing spreads and reduced net interest margin. Net income was lower in the fourth quarter of 2002 as compared to the third quarter of 2002 as a result of lower net interest income and higher other expenses. Other expenses increased due to the addition of our new Greenwood branch, improvements to our information technology infrastructure and impairment of our mortgage servicing rights.

Quantitative and Qualitative Disclosures about Market Risks

     An important component of Lincoln Federal's asset/liability management policy includes examining the interest rate sensitivity of its assets and liabilities and monitoring the expected effects of interest rate changes on the net portfolio value of its assets. An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If Lincoln Federal's assets mature or reprice more quickly or to a greater extent than its liabilities, net portfolio value and net interest income would tend to increase during periods of rising interest rates, but decrease during periods of falling interest rates. Conversely, if Lincoln Federal's assets mature or reprice more slowly or to a lesser extent than its liabilities, net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. Lincoln Federal's policy has been to mitigate the interest rate risk inherent in the historical business of savings associations, the origination of long-term loans funded by short-term deposits, by pursuing certain strategies designed to decrease the vulnerability of Lincoln Federal's earnings to material and prolonged changes in interest rates.

     The Bank's board of directors has delegated responsibility for the day-to-day management of interest rate risk to the Asset/Liability ("ALCO") Committee, which consists of its President and CEO T. Tim Unger, Senior Vice President and Chief Financial Officer John M. Baer, Senior Vice President and Retail Operations Manager Rebecca J. Morgan, Senior Vice President and Chief Lending Officer Paul S. Siebenmorgen, Vice President and Loan Servicing Manager Maxwell O. Magee, and Assistant Vice President and Marketing Director Angela S. Coleman-Rao. The ALCO Committee meets weekly to manage and review Lincoln Federal's assets and liabilities. The ALCO Committee establishes daily interest rates for deposits and approves the interest rates on one- to four-family residential loans, which are based upon current rates established by the Federal Home Loan Mortgage Corporation ("FHLMC"). The ALCO Committee also approves interest rates for other types of loans based upon the national prime rate and local market rates.

     Because of the lack of customer demand for adjustable-rate loans in its market area, Lincoln Federal primarily originates fixed-rate real estate loans, which accounted for approximately 70% of its loan portfolio at December 31, 2002. Lincoln Federal continues to offer and attempts to increase its volume of adjustable-rate loans when market interest rates make these type loans more attractive to customers.

     During the first quarter of 1999, the Company initiated a leverage strategy that involved buying approximately $53 million of marketable securities and loans funded by an increase in securities sold under repurchase agreements and Federal Home Loan Bank advances. The purpose of this strategy was to utilize the high equity position of the Company to support additional earning assets in order to increase operating income. Investments were made in collateralized mortgage obligations, mortgage backed securities, agency notes and corporate notes as well as a package of variable rate whole mortgage loans. The leverage positions from these transactions are monitored regularly and no other leverage transactions were done since initiation of this strategy.

     Loan growth in 2002 was limited to commercial and real estate construction loans, up $42.0 million and $23.6 million, respectively. This growth was funded primarily with cash flow from residential real estate mortgages and consumer loans, down $47.6 million and $5.1 million, respectively The decline in residential loans was the result of our decision to sell the majority of fixed rate mortgage volume.

     The Bank manages the relationship between interest rates and the effect on Lincoln Federal's net portfolio value ("NPV"). This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts. Lincoln Federal manages assets and liabilities within the context of the marketplace, regulatory limitations and within limits established by Lincoln Federal's Board of Directors on the amount of change in NPV which is acceptable given certain interest rate changes.

     The OTS issued a final rule in 1993 which uses a net market value methodology to measure the interest rate risk exposure of savings associations. However, the OTS waived the effective date of this rule, and the rule has never gone into effect. Under this OTS regulation, an institution's "normal" level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Savings associations with over $300 million in assets or less than a 12% risk-based capital ratio are required to file OTS Schedule CMR. Data from Schedule CMR is used by the OTS to calculate changes in NPV (and the related "normal" level of interest rate risk) based upon certain interest rate changes (discussed below). Associations which do not meet either of the filing requirements are not required to file OTS Schedule CMR, but may do so voluntarily. Because Lincoln Federal's assets exceed $300 million, it is required to file Schedule CMR. Under the regulation, associations which must file are required to take a deduction (the interest rate risk capital component) from their total capital available to calculate their risk based capital requirement if their interest rate exposure is greater than "normal." The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to a 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) the institution's "normal" level of exposure which is 2% of the present value of its assets.

     It is estimated that at December 31, 2002, NPV would decrease 2% and 8% in the event of 200 and 300 basis point increases in market interest rates, respectively, compared to 24% and 36% for the same increases at December 31, 2001. At the end of 2002 and 2001, information was not available for 200 and 300 basis point decreases.

     Presented below, as of December 31, 2002, is an analysis performed by the OTS of Lincoln Federal's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up 300 basis points and down 100 basis points. At December 31, 2002, 2% of the present value of Lincoln Federal's assets was approximately $10.8 million. The interest rate risk of a 200 basis point increase in market rates was $1.8 million at December 31, 2002. Lincoln Federal would have been required to deduct $4.5 million from its capital if the OTS' NPV methodology had been in effect. As noted, information regarding a 200 basis point decrease in market rates is not available. Lincoln Federal's exposure to interest rate risk results primarily from the concentration of fixed-rate mortgage loans in its portfolio.


           Change     Net Portfolio Value              NPV as % of PV of Assets
         In Rates     $ Amount  $ Change   % Change     NPV Ratio       Change
         --------     --------  --------   --------     ---------       ------
                                  (Dollars in thousands)

         +300 bp*      $68,068  $(6,156)        (8)%     13.23%       (51)bp
         +200 bp        72,441   (1,783)        (2)      13.81          7 bp
         +100 bp        75,504    1,280          2       14.14         40 bp
            0 bp        74,224                           13.74
         -100 bp        69,200   (5,024)        (7)      12.71       (103)bp
-------------------
*  Basis points.


     In contrast, presented below, as of December 31, 2001, is an analysis performed by the OTS of Lincoln Federal's exposure to interest rate risk as measured in 100 basis point increments, up and down 300 basis points.


           Change     Net Portfolio Value              NPV as % of PV of Assets
         In Rates     $ Amount  $ Change   % Change     NPV Ratio       Change
         --------     --------  --------   --------     ---------       ------
                                  (Dollars in thousands)

         +300 bp*      $49,487  $(28,045)       (36)%    10.51%         (475) bp
         +200 bp        59,001   (18,531)       (24)     12.22          (304) bp
         +100 bp        68,621    (8,912)       (11)     13.85          (141) bp
            0 bp        77,532                           15.26
         -100 bp        81,023     3,490          5      15.68            42  bp
-------------------
*  Basis points.

     As with any method of measuring interest rate risk, certain shortcomings are inherent in the methods of analysis presented above. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could likely deviate significantly from those assumed in calculating the table.

                        INDEPENDENT ACCOUNTANT'S REPORT

Board of Directors
Lincoln Bancorp
Plainfield, Indiana

We have audited the accompanying consolidated balance sheets of Lincoln Bancorp as of December 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of Lincoln Bancorp as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As more fully discussed in Note 8, the Company changed its method of accounting for goodwill in 2002.


/s/ BKD, LLP


Indianapolis, Indiana
February 7, 2003

                          CONSOLIDATED BALANCE SHEETS

                                Lincoln Bancorp
                               Plainfield, Indiana
                           Consolidated Balance Sheets
                           December 31, 2002 and 2001
Assets
                                                              2002              2001
                                                         -------------------------------
  Cash and due from banks                                $  2,366,192      $  2,434,342
  Interest bearing demand deposits in other banks          24,931,901         7,968,681
                                                         ------------      ------------
        Cash and cash equivalents                          27,298,093        10,403,023
  Interest bearing deposits                                                   1,900,030
  Investment securities
     Available for sale                                    99,600,288        97,858,831
     Held to maturity
        (market value $1,780,000 and $1,800,000)            1,780,000         1,800,000
                                                         ------------       -----------
        Total investment securities                       101,380,288        99,658,831
  Loans held for sale                                       3,072,689         2,330,181
  Loans, net of allowance for loan
     losses of $2,931,968 and $2,648,111                  353,195,588       352,686,332
  Premises and equipment                                    6,639,023         5,486,033
  Investments in limited partnerships                       1,387,777         1,534,777
  Federal Home Loan Bank stock                              8,160,400         7,734,400
  Interest receivable                                       2,165,630         2,459,230
  Goodwill                                                  1,563,594         1,563,594
  Core deposit intangible                                     728,094           832,110
  Cash surrender value life insurance                      11,905,449         1,764,457
  Other assets                                              4,360,300         4,317,435
                                                         ------------      ------------
        Total assets                                     $521,856,925      $492,670,433
                                                         ============      ============
Liabilities
  Deposits
     Noninterest bearing                                 $ 13,289,178      $  9,229,089
     Interest bearing                                     257,077,485       242,877,247
                                                         ------------      ------------
        Total deposits                                    270,366,663       252,106,336
  Securities sold under repurchase agreements                     --         15,000,000
  Borrowings                                              163,258,142       133,857,614
  Interest payable                                            942,250         1,159,166
  Other liabilities                                         5,170,287         4,304,012
                                                         ------------      ------------
        Total liabilities                                 439,737,342       406,427,128
                                                         ------------      ------------
Commitments and Contingencies

Shareholders' Equity
  Common stock, without par value
     Authorized - 20,000,000 shares
     Issued and outstanding - 4,676,401
        and 5,154,920 shares                               45,790,320        50,342,175
  Retained earnings                                        41,455,452        42,712,497
  Accumulated other comprehensive income                      552,409           (56,790)
  Unearned recognition and retention plan (RRP) shares     (1,576,038)       (2,293,777)
  Unearned employee stock ownership plan (ESOP) shares     (4,102,560)       (4,460,800)
                                                         ------------      ------------
        Total shareholders' equity                         82,119,583        86,243,305

        Total liabilities and shareholders' equity       $521,856,925      $492,670,433
                                                         ============      ============

See Notes to Consolidated Financial Statements

                       CONSOLIDATED STATEMENTS OF INCOME

                                Lincoln Bancorp
                               Plainfield, Indiana
                        Consolidated Statements of Income
                  Years Ended December 31, 2002, 2001 and 2000

                                                             2002               2001             2000
                                                         -----------------------------------------------

Interest and Dividend Income
  Loans receivable, including fees                       $24,863,033       $26,671,243       $21,288,110
  Investment securities
           Mortgage-backed securities                      3,709,861         4,039,631         5,368,935
           Other investment securities                     1,940,146         3,776,635         4,761,233
  Deposits with financial institutions                       311,931           547,227           343,716
  Dividend income                                            489,903           574,942           496,243
                                                         -----------       -----------       -----------
    Total interest and dividend income                    31,314,874        35,609,678        32,258,237
                                                         -----------       -----------       -----------

Interest Expense
  Deposits                                                 7,592,303        11,947,089        11,205,987
  Repurchase agreements                                      678,958           868,451           341,044
  Federal Home Loan Bank advances                          7,067,155         6,839,128         6,997,839
                                                         -----------       -----------       -----------
    Total interest expense                                15,338,416        19,654,668        18,544,870
                                                         -----------       -----------       -----------

Net Interest Income                                       15,976,458        15,955,010        13,713,367
   Provision for loan losses                                 301,904           487,608           283,164
                                                         -----------       -----------       -----------

Net Interest Income After Provision for Loan Losses       15,674,554        15,467,402        13,430,203
                                                         -----------       -----------       -----------

Other Income
  Service charges on deposit accounts                        750,756           679,282           369,203
  Net realized and unrealized gains on loans               1,949,032           688,293           121,349
  Net realized gains (losses) on sales of
           available-for-sale securities                     (21,240)            8,220           100,852
  Equity in losses of limited partnerships                  (147,000)         (158,700)         (370,183)
  Other income                                             1,202,932         1,052,829           766,851
                                                         -----------       -----------       -----------
    Total other income                                     3,734,480         2,269,924           988,072
                                                         -----------       -----------       -----------

Other Expenses
  Salaries and employee benefits                           6,694,469         6,375,613         5,200,917
  Net occupancy expenses                                     673,886           623,950           458,411
  Equipment expenses                                         773,663           608,224           596,131
  Data processing fees                                     1,131,141         1,040,389           901,351
  Professional fees                                          488,467           461,120           322,395
  Director and committee fees                                247,421           244,532           239,776
  Advertising and business development                       433,353           470,407           375,976
  Amortization of mortgage servicing rights                  427,804           182,263           151,636
  Other expenses                                           1,947,173         1,732,384         1,220,885
                                                         -----------       -----------       -----------
   Total other expenses                                   12,817,377        11,738,882         9,467,478
                                                         -----------       -----------       -----------

Income Before Income Tax                                   6,591,657         5,998,444         4,950,797
  Income tax expense                                       2,101,143         1,910,400         1,385,766
                                                         -----------       -----------       -----------

Net Income                                               $ 4,490,514       $ 4,088,044      $  3,565,031
                                                         ===========       ===========      ============

Basic Earnings per Share                                 $      1.04       $       .85      $        .69
                                                         ===========       ===========      ============

Diluted Earnings per Share                               $      1.00       $       .84      $        .69
                                                         ===========       ===========      ============
See Notes to Consolidated Financial Statements

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                Lincoln Bancorp
                               Plainfield, Indiana
                 Consolidated Statements of Comprehensive Income
                  Years Ended December 31, 2002, 2001 and 2000

                                                                     2002              2001            2000
                                                                 ---------------------------------------------
Net income                                                       $4,490,514        $4,088,044       $3,565,031
                                                                 ----------        ----------       ----------

Other comprehensive income, net of tax

  Unrealized gains on securities available for sale
      Unrealized holding gains arising during the
         period, net of tax expense of $313,002,
         $1,263,774 and $2,064,757                                  605,636         1,926,769        3,147,959

      Less:  Reclassification adjustment for gains
         (losses) included in net income, net of tax
         expense (benefit) of $(17,677), $3,256 and
         $39,947                                                     (3,563)            4,964           60,905
                                                                 ----------        ----------       ----------
                                                                    609,199         1,921,805        3,087,054
                                                                 ----------        ----------       ----------

Comprehensive income                                             $5,099,713        $6,009,849       $6,652,085
                                                                 ==========        ==========       ==========



See Notes to Consolidated Financial Statements

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                Lincoln Bancorp
                               Plainfield, Indiana
                 Consolidated Statements of Shareholders' Equity
                  Years Ended December 31, 2002, 2001 and 2000

                                                                             Accumulated
                                                                                Other
                                          Common Stock                      Comprehensive    Unearned       Unearned
                                      Shares                      Retained      Income          RRP           ESOP
                                    Outstanding      Amount       Earnings      (Loss)     Compensation      Shares       Total
------------------------------------------------------------------------------------------------------------------------------------
Balances, January 1, 2000            6,308,325    $61,853,916   $43,575,208  $(5,065,649)   $(3,407,119)  $(5,213,220) $91,743,136
  Net income                                                      3,565,031                                              3,565,031
  Unrealized gains on securities,
    net of reclassification
    adjustment                                                                 3,087,054                                 3,087,054
  Purchase of common stock          (1,515,719)   (15,157,190)   (2,460,015)                                           (17,617,205)
  ESOP shares earned                                                 30,098                                   382,200      412,298
  Amortization of unearned
    compensation expense                                            (35,404)                    692,483                    657,079
  Shares issued in acquisition,
    net of cost                        884,887      8,799,305                                  (305,160)                 8,494,145
  Cash dividends ($.33 per share)                                (1,752,884)                                            (1,752,884)
                                     ---------    -----------   -----------  -----------    -----------   -----------  ------------

Balances, December 31, 2000          5,677,493     55,496,031    42,922,034   (1,978,595)    (3,019,796)   (4,831,020)  88,588,654
  Net income                                                      4,088,044                                              4,088,044
  Unrealized gains on securities,
    net of reclassification
    adjustment                                                                 1,921,805                                 1,921,805
  Purchase of common stock            (554,078)    (5,534,693)   (2,573,783)                                            (8,108,476)
  Stock options exercised               31,505        285,677                                                              285,677
  Tax benefit on stock options and
    RRP                                                95,160                                                               95,160
  ESOP shares earned                                                125,782                                   370,220      496,002
  Amortization of unearned
    compensation expense                                            (33,074)                    726,019                    692,945
  Cash dividends ($.37 per share)                                (1,816,506)                                            (1,816,506)

                                     ---------    -----------   -----------  -----------    -----------   -----------  ------------

Balances, December 31, 2001          5,154,920     50,342,175    42,712,497      (56,790)    (2,293,777)   (4,460,800)  86,243,305
  Net income                                                      4,490,514                                              4,490,514
  Unrealized gains on securities,
    net of reclassification
    adjustment                                                                   609,199                                   609,199
  Purchase of common stock            (503,650)    (5,036,500)   (4,063,566)                                            (9,100,066)
  Stock options exercised               25,131        307,832                                                              307,832
  Tax benefit on stock options and
    RRP                                               176,813                                                              176,813
  ESOP shares earned                                                299,471                                   358,240      657,711
  Amortization of unearned
    compensation expense                                            (35,989)                    717,739                    681,750
  Cash dividends ($.42 per share)                                (1,947,475)                                            (1,947,475)
                                     ---------    -----------   -----------  -----------    -----------   -----------  ------------

Balances, December 31, 2002          4,676,401    $45,790,320   $41,455,452  $   552,409    $(1,576,038)  $(4,102,560) $82,119,583
                                    ==========    ===========   ===========  ===========    ============  ===========  ===========




See Notes to Consolidated Financial Statements

                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                 Lincoln Bancorp
                               Plainfield, Indiana
                      Consolidated Statements of Cash Flows
                  Years Ended December 31, 2002, 2001 and 2000
                                                                          2002             2001            2000
                                                                    ---------------------------------------------

Operating Activities
  Net income                                                        $ 4,490,514      $ 4,088,044      $ 3,565,031
  Items not requiring (providing) cash
    Provision for loan losses                                           301,904          487,608          283,164
    Loss (gain) on sale of foreclosed real estate                       106,577           35,635          (21,898)
    Investment securities amortization (accretion), net                 369,183         (301,227)        (401,889)
    Investment securities (gains) losses                                 21,240           (8,220)        (100,852)
    Equity in losses of limited partnerships                            147,000          158,700          370,183
    Amortization of net loan origination fees                          (673,505)        (653,310)        (320,755)
    Mortgage servicing rights amortization                              427,804          182,263          151,636
    Depreciation and amortization                                       647,236          576,716          512,154
    Deferred income tax expense                                        (168,486)          89,464          193,761
    Amortization of purchase accounting adjustments                      54,804          121,179           30,296
    Amortization of unearned compensation expense                       681,750          692,945          657,079
    ESOP shares earned                                                  657,711          496,002          412,298
  Change in
    Loans held for sale                                                (742,508)      (2,330,181)              --
    Interest receivable                                                 293,600          651,350         (387,788)
    Interest payable                                                   (216,916)        (360,111)         187,561
  Other adjustments                                                     137,667          164,907          564,173
                                                                    -----------      -----------      -----------
      Net cash provided by operating activities                       6,535,575        4,091,764        5,694,154
                                                                    -----------      -----------      -----------

Investing Activities
  Net change in interest bearing deposits                             1,900,030         (910,055)         396,997
  Purchases of securities available for sale                        (36,336,132)     (15,933,358)              --
  Proceeds from sales of securities available for sale                7,018,750        6,038,957       11,733,804
  Proceeds from maturities of securities available for sale          46,347,586       49,203,665       11,314,077
  Purchases of securities held to maturity                                   --       (1,800,000)              --
  Proceeds from maturities of securities held to maturity                20,000          500,000               --
  Net changes in loans                                              (18,608,977)     (26,724,347)     (42,427,235)
  Net cash paid in acquisition                                               --               --       (7,801,982)
  Purchase of premises and equipment                                 (1,801,938)        (665,364)      (1,472,109)
  Purchase of FHLB of Indianapolis stock                               (426,000)              --       (1,561,200)
  Proceeds from sale of foreclosed real estate                          392,443          232,568          430,911
  Premiums on life insurance                                        (10,000,000)
  Other investing activities                                             60,322          109,128          (11,190)
                                                                    -----------      -----------      -----------
      Net cash provided by (used in) investing activities           (11,433,916)      10,051,194      (29,397,927)
                                                                    -----------      -----------      -----------

Financing Activities
  Net change in
    Noninterest bearing, interest bearing demand, money
      market and savings deposits                                     8,959,165       14,081,460        8,060,386
    Certificates of deposit                                           9,280,985      (13,860,901)       5,503,197
  Proceeds from repurchase agreements                                        --        5,000,000       10,000,000
  Repayment of repurchase agreements                                (15,000,000)      (4,600,000)              --
  Proceeds from FHLB advances                                        50,000,000       31,855,000      194,000,000
  Repayment of FHLB advances                                        (20,145,157)     (37,191,097)    (173,750,143)
  Payment on note payable to limited partnership                       (488,500)        (488,500)        (488,500)
  Net change in advances by borrowers for taxes and insurance          (118,128)         117,878          (91,555)
  Cash dividends                                                     (1,902,720)      (1,816,819)      (1,745,196)
  Purchase of common stock                                           (9,100,066)      (8,108,476)     (17,617,205)
  Exercise of stock options                                             307,832          285,677               --
                                                                    -----------      -----------      -----------
      Net cash provided by (used in) financing activities            21,793,411     (14,725,778)       23,870,984
                                                                    -----------      -----------      -----------

Net Change in Cash and Cash Equivalents                              16,895,070         (582,820)         167,211

Cash and Cash Equivalents, Beginning of Year                         10,403,023       10,985,843       10,818,632
                                                                    -----------      -----------      -----------

Cash and Cash Equivalents, End of Year                              $27,298,093      $10,403,023      $10,985,843
                                                                    ===========      ===========      ===========

Additional Cash Flows and Supplementary Information
  Interest paid                                                     $15,555,332      $20,014,779      $18,122,112
  Income tax paid                                                     2,338,500        2,265,000        1,484,700
  Loan balances transferred to foreclosed real estate                   352,687          521,932          411,884
  Securitization of loans                                            18,222,209               --        5,020,232

See Notes to Consolidated Financial Statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Nature of Operations and Summary of Significant Accounting Policies

The accounting and reporting policies of Lincoln Bancorp ("Company") and its wholly owned subsidiary, Lincoln Federal Savings Bank (Bank), and the Bank's wholly owned subsidiaries, L-F Service Corporation ("L-F Service"), Citizens Loan and Service Corporation ("CLSC") and LF Portfolio Services, Inc. ("LF Portfolio"), conform to accounting principles generally accepted in the United States of America and reporting practices followed by the thrift industry. The more significant of the policies are described below.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a thrift holding company whose principal activity is the ownership and management of the Bank. The Bank operates under a federal thrift charter and provides full banking services in a single significant business segment. As a federally chartered thrift, the Bank is subject to regulation by the Office of Thrift Supervision.

The Bank generates commercial, mortgage and consumer loans and receives deposits from customers located primarily in Central Indiana. The Bank's loans are generally secured by specific items of collateral including real property, consumer assets and business assets. L-F Service invests in low income housing partnerships. CLSC develops land for residential housing. LF Portfolio, located in Nevada, controls, manages and accounts for the majority of the Company's investment securities.

Consolidation - The consolidated financial statements include the accounts of the Company and the Bank and its subsidiaries after elimination of all material intercompany transactions and accounts.

Cash Equivalents - The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Investment Securities - Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost. Debt securities not classified as held to maturity are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported separately in accumulated other comprehensive income
(loss), net of tax.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Loan securitizations - The Company securitizes certain mortgage loans and creates mortgage-backed securities for sale in the secondary market. Because the resulting securities are collateralized by the identical loans previously held, no gains or losses are recognized at the time of the securitization transactions. When securitized loans are sold to an outside party, the specific-identification method is used to determine the cost of the security sold, and a gain or loss is recognized in income.

Loans held for sale are carried at the lower of aggregate cost or market. Market is determined using the aggregate method. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income based on the difference between estimated sales proceeds and aggregate cost.

Loans are carried at the principal amount outstanding. A loan is impaired when, based on current information or events, it is probable that the Company will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Payments with insignificant delays not exceeding 90 days outstanding are not considered impaired. Certain nonaccrual and substantially delinquent loans may be considered to be impaired. The Company considers its investment in one- to-four family residential loans and consumer loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired and nonaccrual loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectible. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans over the contractual lives of the loans. When a loan is paid off or sold, any unamortized loan origination fee balance is credited to income.

Allowance for loan losses is maintained to absorb loan losses based on management's continuing review and evaluation of the loan portfolio and its judgment as to the impact of economic conditions on the portfolio. The evaluation by management includes consideration of past loss experience, changes in the composition of the portfolio, the current condition and amount of loans outstanding, and the probability of collecting all amounts due. Impaired loans are measured by the present value of expected future cash flows, or the fair value of the collateral of the loan, if collateral dependent. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of December 31, 2002, the allowance for loan losses is based on information currently available. A worsening or protracted economic decline in the area within which the Company operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

Premises and equipment are carried at cost net of accumulated depreciation. Depreciation is computed using the straight-line method based principally on the estimated useful lives of the assets which range from 3 to 39 years. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank (FHLB) system. The required investment in the common stock is based on a predetermined formula.

Foreclosed assets are carried at the lower of cost or fair value less estimated selling costs. When foreclosed assets are acquired, any required adjustment is charged to the allowance for loan losses. All subsequent activity is included in current operations.

Goodwill is annually tested for impairment. If the implied fair value of goodwill is lower than its carrying amount, goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

Core deposit intangible is being amortized on an accelerated basis over ten years until such time that straight-line amortization exceeds the accelerated method. Such asset is periodically evaluated as to the recoverability of its carrying value.

Mortgage servicing rights on originated loans are capitalized by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans based on their relative fair values. Capitalized servicing rights, which include purchased servicing rights, are amortized in proportion to and over the period of estimated servicing revenues.

Investments in limited partnerships are recorded using the equity method of accounting. Losses due to impairment are recorded when it is determined that the investment no longer has the ability to recover its carrying amount. The benefits of low income housing tax credits associated with the investment are accrued when earned.

Stock options - The Company has a stock-based employee compensation plan, which is described more fully in Note 19. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.


                                                                                 2002             2001              2000
                                                                             -------------------------------------------
         Net income, as reported                                              $ 4,491           $4,088            $3,565

         Less:  Total stock-based employee compensation cost
            determined under the fair value based method, net of
            income taxes                                                         (256)            (227)             (263)
                                                                              -------           ------            ------

         Pro forma net income                                                 $ 4,235           $3,861            $3,302
                                                                              =======           ======            ======

         Earnings per share:
            Basic - as reported                                               $  1.04           $  .85           $   .69
            Basic - pro forma                                                     .98              .81               .64
            Diluted - as reported                                                1.00              .84               .69
            Diluted - pro forma                                                   .95              .79               .64


Income tax in the consolidated statements of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company files consolidated income tax returns with its subsidiaries.

Earnings per share have been computed based upon the weighted-average common shares outstanding during each year. Unearned ESOP shares have been excluded from the computation of average shares outstanding.

Reclassifications of certain amounts in the 2001 and 2000 consolidated financial statements have been made to conform to the 2002 presentation.

Note 2: Business Combination

On September 26, 2000, the Company acquired Citizens Bancorp (Citizens), the holding company of Citizens Savings Bank of Frankfort (Citizens Savings), a federally chartered savings bank. Citizens was merged into the Company and Citizens Savings was merged into the Bank. Citizens Loan and Service Corporation
(CLSC), an Indiana corporation and wholly owned subsidiary of Citizens Savings, continued as a subsidiary of the Bank.

In connection with the acquisition, shareholders of Citizens received .9375 shares of the Company's common stock and $9.375 in cash for each share of Citizens' common stock. The Company issued 884,887 shares of its common stock at a cost of $8,799,000, net of registration costs of $106,000, and assumed Citizens' unearned Recognition and Retention Plan liability of $305,000. The Company paid $8,854,000 in cash to Citizens' shareholders. The Company paid an additional $166,000 in merger expenses and $99,000 for Citizens common stock purchased by the Company during 2000 and canceled as part of this transaction.

The combination was accounted for under the purchase method of accounting, and accordingly, the net assets were recorded at their estimated fair values at date of acquisition. Fair value adjustments on the assets acquired and liabilities assumed are being amortized over the estimated lives of the related assets and liabilities. A core deposit intangible of $982,000 was recognized and is being amortized on an accelerated basis over 10 years. The excess of the purchase price over the estimated fair value of the underlying net assets of $1,668,000 was allocated to goodwill and was being amortized over 20 years using the straight-line method. The Company discontinued amortization of goodwill with the adoption of SFAS No. 142, Goodwill and Other Intangible Assets, on January 1, 2002. Citizens' results of operations and financial position are included in the Company's consolidated financial statements beginning September 27, 2000. The following unaudited pro forma information, including the effect of purchase accounting adjustments, depicts the results of operations for 2000 as though the merger had taken place at the beginning of the period.


                                                                 2000
                                                               -------
         Net interest income                                   $15,649
         Net income                                              2,493
         Net income per share - basic and diluted                  .43


The pro forma results of operations do not purport to be indicative of the results which would actually have been obtained had the merger occurred on the dates indicated or which may be obtained in the future.

Note 3: Restriction on Cash and Due From Banks

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2002 was $777,000.

Note 4:  Investment Securities

                                                                                        2002
                                                                                 Gross           Gross
                                                               Amortized      Unrealized      Unrealized         Fair
                                                                 Cost            Gains          Losses           Value
                                                               ---------------------------------------------------------
     Available for sale
       Federal agencies                                        $  24,053        $   499       $     (47)      $  24,505
       Mortgage-backed securities
        Federal Home Loan Mortgage Corporation                    22,837          1,138              --          23,975
        Government National Mortgage Association                   4,376            207              --           4,583
        Collateralized mortgage obligations                       17,758            389              --          18,147
       Marketable equity securities                                  252             66              --             318
       Corporate obligations                                      23,906             65          (1,527)         22,444
       Municipal securities                                        5,574             54              --           5,628
                                                             -----------      ---------      ----------     -----------
          Total available for sale                                98,756          2,418          (1,574)         99,600

     Held to maturity - municipal securities                       1,780             --              --           1,780
                                                             -----------       --------       ---------     -----------
                           Total investment securities         $ 100,536        $ 2,418       $  (1,574)      $ 101,380
                                                               =========        =======       =========       =========


                                                                                        2001


                                                                                 Gross           Gross
                                                               Amortized      Unrealized      Unrealized         Fair
                                                                 Cost            Gains          Losses           Value
                                                               ---------------------------------------------------------
     Available for sale
       Federal agencies                                        $  16,191        $     2       $     (31)      $  16,162
       Mortgage-backed securities
        Federal Home Loan Mortgage Corporation                    13,517            448              --          13,965
        Government National Mortgage Association                   6,777              8              --           6,785
        Collateralized mortgage obligations                       37,965            321             (19)         38,267
       Marketable equity securities                                  252             --              --             252
       Corporate obligations                                      23,251            236          (1,059)         22,428
                                                                --------       --------        --------        --------
          Total available for sale                                97,953          1,015          (1,109)         97,859

     Held to maturity - federal agencies                           1,800             --              --           1,800
                                                               ---------       --------       ---------       ---------
                           Total investment securities         $  99,753        $ 1,015       $  (1,109)      $  99,659
                                                               =========        =======       =========       =========


The amortized cost and fair value of securities at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                        2002
                                                                  Available for Sale               Held to Maturity
                                                               Amortized         Fair          Amortized         Fair
                                                                 Cost            Value           Cost            Value
                                                               ---------------------------------------------------------
     Within one year                                           $   2,471        $ 2,479       $      35       $      35
     One to five years                                            18,726         18,828             270             270
     Five to ten years                                             1,010          1,002             615             615
     Over ten years                                               31,326         30,268             860             860
                                                               ---------       --------       ---------       ---------
                                                                  53,533         52,577           1,780           1,780
     Mortgage-backed securities                                   44,971         46,705              --              --
     Marketable equity securities                                    252            318              --              --
                                                               ---------       --------       ---------       ---------


                           Totals                              $  98,756        $99,600       $   1,780       $   1,780
                                                               =========        =======       =========       =========


Securities with a carrying value of $16,163,000 were pledged at December 31, 2001 to secure securities sold under agreements to repurchase. Securities with a carrying value of $25,336,000 and $49,618,000 were pledged at December 31, 2002 and 2001 to secure FHLB advances.

Proceeds from sales of securities available for sale during 2002, 2001 and 2000 were $7,019,000, $6,039,000 and $11,734,000. Gross gains of $165,000, $8,000 and
$206,000 and gross losses of $186,000,  $0 and $105,000 for 2002,  2001 and 2000
were realized on those sales.

Note 5: Loans and Allowance

                                                                                           2002                  2001
                                                                                         ------------------------------
     Real estate mortgage loans
         One- to-four family                                                             $164,982              $212,572
         Multi-family                                                                       5,553                 5,795
     Real estate construction loans                                                        50,254                26,681
     Commercial, industrial and agricultural loans                                        109,130                67,157
     Consumer loans                                                                        43,889                48,951
                                                                                       ----------            ----------
                                                                                          373,808               361,156
     Less
         Undisbursed portion of loans                                                      17,743                 5,307
         Net deferred loan fees and premiums                                                  (63)                  515
         Allowance for loan losses                                                          2,932                 2,648
                                                                                      -----------           -----------

                  Total loans                                                            $353,196              $352,686
                                                                                      ===========           ===========


                                                                      2002                    2001                  2000
                                                                     -----------------------------------------------------

     Allowance for loan losses
       Balances, January 1                                           $2,648                 $2,367                 $1,761
       Allowance acquired in acquisition                                 --                     --                    343
       Provision for losses                                             302                    488                    283
       Recoveries on loans                                               59                    119                    124
       Loans charged off                                                (77)                  (326)                  (144)
                                                                  ---------               --------               --------

                  Balances, December 31                              $2,932                 $2,648                 $2,367
                                                                     ======                 ======                 ======


At December 31, 2002 and 2001, accruing loans delinquent 90 days or more totaled $747,000 and $317,000, respectively. Nonaccruing loans at December 31, 2002 and 2001 were $1,296,000 and $980,000, respectively.

Note 6: Premises and Equipment


                                                     2002                 2001
                                                   -----------------------------
     Land                                         $ 1,653               $ 1,251
     Buildings and land improvements                6,178                 4,942
     Furniture and equipment                        3,428                 3,114
     Construction in progress                          --                   433
                                                  -------               -------
         Total cost                                11,259                 9,740
     Accumulated depreciation                      (4,620)               (4,254)
                                                  -------               -------

         Net                                      $ 6,639               $ 5,486
                                                  =======               =======

Note 7: Investments In Limited Partnerships

The Company's investments in limited partnerships of $1,388,000 and $1,535,000 at December 31, 2002 and 2001 represent equity in certain limited partnerships organized to build, own and operate apartment complexes. The Company records its equity in the net income or loss of the partnerships based on the Company's interest in the partnerships, which interests are 49.5 percent in Pedcor
Investments-1987-I (Pedcor) and 99 percent in Bloomington Housing Associates L.P. (Bloomington Housing). In addition to recording its equity in the losses of the partnerships, the Company has recorded the benefit of low income housing tax credits of $374,000, $355,000 and $355,000 for the years ended December 31, 2002, 2001 and 2000. Condensed combined financial statements of the partnerships are as follows:


                                                         2002            2001
                                                        -----------------------
Assets
    Cash                                                $   60         $    48
    Note receivable - limited partner                      248             737
    Land and property                                    8,269           8,581
    Other assets                                           707             730
                                                      --------      ----------

       Total assets                                     $9,284         $10,096
                                                        ======         =======

Liabilities
    Notes payable                                       $7,336         $ 7,858
    Other liabilities                                      728             668
                                                      --------      ----------
       Total liabilities                                 8,064           8,526

Partners' equity                                         1,220           1,570
                                                       -------       ---------

       Total liabilities and partners' equity           $9,284         $10,096
                                                        ======         =======


                                         2002           2001             2000
                                      -----------------------------------------

Condensed statement of operations
   Total revenue                      $  1,728      $  1,735          $  1,658
   Total expenses                       (2,078)       (2,242)           (2,287)
                                      --------      --------          --------

     Net loss                         $   (350)     $   (507)         $   (629)
                                      ========      ========          ========


Note 8:  Goodwill

During 2002, the Company changed its method of accounting and financial reporting for goodwill and other intangible assets by adopting the provisions of SFAS No. 142. The effect of adopting the new method was to increase 2002 net income by $83,000.

Note 9: Core Deposit Intangible

The carrying basis of the recognized core deposit intangible was $982,000 at December 31, 2002 and 2001 and the accumulated amortization of such intangible was $254,000 and $150,000 at those dates.

Amortization expense for 2002, 2001 and 2000 was $104,000, $119,000 and $31,000.
Annual estimated amortization expense for each of the next five years is $94,000.

Note 10: Deposits

                                                         2002            2001
                                                       ------------------------
     Noninterest bearing demand deposits               $ 13,289        $  9,229
     Interest bearing demand                             17,749          16,315
     Money market savings deposits                       53,775          50,899
     Savings deposits                                    33,356          32,766
     Certificates and other time
        deposits of $100,000 or more                     39,504          23,130
     Other certificates and time deposits               112,694         119,767
                                                       --------        --------

         Total deposits                                $270,367        $252,106
                                                       ========        ========

     The scheduled maturities are

         2003                                          $ 77,191
         2004                                            48,755
         2005                                            10,752
         2006                                            10,777
         2007                                             4,723
                                                       --------

                                                       $152,198
                                                       ========

Note 11:  Securities Sold Under Repurchase Agreements

There were no securities sold under agreements to repurchase at December 31, 2002. At December 31, 2001, such agreements totaled $15,000,000 and consisted of obligations of the Company to other parties. The obligations were secured by federal agency securities, and such collateral was held by a financial services company. The maximum amount of outstanding agreements at any month-end during 2002 and 2001 totaled $15,000,000 and $15,000,000, and the daily average of such agreements totaled $11,425,000 and $14,921,000.

Note 12: Borrowings


                                                   2002                  2001
                                                 ------------------------------
     Federal Home Loan Bank advances             $163,010              $133,121
     Notes payable                                    248                   737
                                                 --------              --------

         Total borrowings                        $163,258              $133,858
                                                 ========              ========

                                                                        Amount
                                                                        -------

  Aggregate annual maturities of borrowing at December 31, 2002, are
       2003                                                            $   5,600
       2004                                                                5,000
       2005                                                                5,000
       2006                                                                1,855
       2008                                                               20,803
       Thereafter                                                        125,000
                                                                       ---------

                                                                       $ 163,258
                                                                       =========

FHLB advances are secured by mortgage loans and investment securities totaling $187,722,000 at December 31, 2002. Advances, at interest rates from 1.6 to 5.6 percent, are subject to restrictions or penalties in the event of prepayment.

At December 31, 2002, FHLB advances totaling $130,000,000 are subject to various options for the FHLB to convert the rates. If the FHLB exercises its option, the advance will be prepayable at the Bank's option, at par and without a penalty fee.

The note payable bears no interest so long as there exists no event of default. In the instance where an event of default has occurred, interest shall be calculated at a rate of five percent above the Indiana base rate as described in the note. The final payment on the note is due January 15, 2003.

Note 13: Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans consist of the following:

                                               2002          2001         2000
                                            -----------------------------------
  Mortgage loan portfolio serviced for
     FHLMC                                  $130,336      $78,504       $71,795
     Other investors                           5,404        7,271        10,237
                                            --------      -------       -------

                                            $135,740      $85,775       $82,032
                                            ========      =======       =======

The aggregate fair value of capitalized mortgage servicing rights at December 31, 2002 and 2001 is based on comparable market values and a valuation model that calculates the present value of future cash flows. For purposes of measuring impairment, risk characteristics including product type, investor type, and interest rates, were used to stratify the originated mortgage servicing rights.

                                             2002         2001           2000
                                             ----------------------------------

  Mortgage Servicing Rights
     Balances, January 1                     $ 464        $ 399         $ 487
     Servicing rights capitalized              469          247            64
     Amortization of servicing rights         (163)        (182)         (152)
                                            ------       ------        ------
                                               770          464           399
     Valuation allowance                      (265)          --            --
                                            ------       ------        ------

     Balances, December 31                   $ 505        $ 464         $ 399
                                             =====        =====         =====

During 2002, additions to the valuation allowance totaled $265,000.

Note 14:  Income Tax


                                                                      2002                   2001                   2000
                                                                  ---------------------------------------------------------
     Income tax expense
       Currently payable
         Federal                                                     $1,911                 $1,428                 $1,134
         State                                                          359                    392                     58
       Deferred
         Federal                                                       (135)                   126                    119
         State                                                          (34)                   (36)                    75
                                                                  ---------              ---------              ---------

            Total income tax expense                                 $2,101                 $1,910                 $1,386
                                                                     ======                 ======                 ======

     Reconciliation of federal statutory to actual tax expense
       Federal statutory income tax at 34%                           $2,241                 $2,039                 $1,683
       Effect of state income taxes                                     215                    235                     88
       Tax credits                                                     (374)                  (355)                  (355)
       Other                                                             19                     (9)                   (30)
                                                                  ---------             ----------              ---------
            Actual tax expense                                       $2,101                 $1,910                 $1,386
                                                                     ======                 ======                 ======

     Effective tax rate                                               31.9%                  31.8%                  28.0%

     The components of the deferred tax asset are as follows at:

                                                      2002            2001
                                                     ----------------------
     Assets
         Allowance for loan losses                   $1,186          $1,070
         Deferred director fees                         654             606
         Loss on limited partnerships                    89             134
         Employee benefits                              351             276
         Securities available for sale                   --              37
         Other                                           59             108
                                                     ------          ------
            Total assets                              2,339           2,231
                                                     ------          ------

     Liabilities
         State income tax                               (94)            (83)
         FHLB stock dividends                           (76)            (75)
         Mortgage servicing rights                     (204)           (188)
         Core deposit intangible                       (295)           (336)
         Securities available for sale                 (292)             --
         Other                                          (28)            (39)
                                                     ------          ------
            Total liabilities                          (989)           (721)
                                                     ------          ------

                                                     $1,350          $1,510
                                                     ======          ======


No valuation allowance was necessary at December 31, 2002 and 2001.

Income tax expense (benefit) attributable to securities gains (losses) was $(18,000), $3,000 and $40,000 for the years ended December 31, 2002, 2001 and
2000.

Retained earnings include approximately $7,277,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions as of December 31, 1987 for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses including redemption of bank stock or excess dividends, or loss of "bank" status, would create income for tax purposes only, which income would be subject to the then-current corporate income tax rate. At December 31, 2002, the unrecorded deferred income tax liability on the above amount was approximately $2,474,000.

Note 15: Commitments and Contingent Liabilities

In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying financial statements. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheets.

Financial instruments whose contract amount represents credit risk were as follows:


                                                          2002          2001
                                                        --------------------

     Loan commitments                                   $70,617       $56,160
     Standby letters of credit                              361           457


Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation. Collateral held varies, but may include residential real estate, income-producing commercial properties, or other assets of the borrower.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party.

The Company and subsidiary are also subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate determination of such possible claims or lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

Note 16: Dividend and Capital Restrictions

Without prior approval, current regulations allow the Bank to pay dividends to the Company not exceeding retained net income for the current year plus those for the previous two years.

At December  31, 2002,  the  shareholder's  equity of the Bank was  $76,648,000.
Although well capitalized, under current regulations in effect, the Bank is required to apply to the Office of Thrift Supervision to pay dividends to the Company.

Note 17: Regulatory Capital

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies and is assigned to a capital category. The assigned capital category is largely determined by ratios that are calculated according to the regulations. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of a bank in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank's operations. At December 31, 2002 and 2001, the Bank is categorized as well capitalized and met all subject capital adequacy requirements. There are no conditions or events since December 31, 2002 that management believes have changed the Bank's classification.

The Bank's actual and required capital amounts and ratios are as follows:


                                                                                       2002
                                                                               Required for Adequate       To Be Well
                                                               Actual                Capital(1)          Capitalized(1)
                                                          Amount      Ratio      Amount      Ratio      Amount      Ratio
                                                          ---------------------------------------------------------------
   Total risk-based capital(1) (to risk-weighted assets)  $75,367     19.0%     $31,779      8.0%      $39,724    10.0%
   Tier I capital(1) (to risk-weighted assets)             73,134     18.4       15,889      4.0        23,834     6.0
   Core capital(1) (to adjusted total assets)              73,134     14.1       20,781      4.0        25,976     5.0
   Core capital(1) (to adjusted tangible assets)           73,134     14.1       10,390      2.0            --     N/A
   Tangible capital(1) (to adjusted total assets)          73,134     14.1        7,793      1.5            --     N/A

   (1) As defined by regulatory agencies

                                                                                     2001
                                                                             Required for Adequate       To Be Well
                                                             Actual                Capital(1)           Capitalized(1)
                                                        Amount      Ratio      Amount      Ratio      Amount      Ratio
                                                        ----------------------------------------------------------------
   Total risk-based capital(1) (to risk-weighted assets)  $71,897     21.2%     $27,126      8.0%      $33,908    10.0%
   Tier I capital(1) (to risk-weighted assets)             69,249     20.4       13,563      4.0        20,345     6.0
   Core capital(1) (to adjusted total assets)              69,249     14.1       19,627      4.0        24,534     5.0
   Core capital(1) (to adjusted tangible assets)           69,249     14.1        9,814      2.0            --     N/A
   Tangible capital(1) (to adjusted total assets)          69,249     14.1        7,360      1.5            --     N/A

   (1)  As defined by regulatory agencies

Note 18:  Employee Benefits

The Company provides pension benefits for substantially all of its employees, and is a participant in a multi-employer pension fund. Separate actuarial valuations are not made with respect to each participating employer. Pension expense for 2002 and 2001 was $164,000 and $120,000. There was no pension expense or benefit for 2000.

The Company has a retirement savings 401(k) plan in which substantially all employees may participate. The Company matches employees' contributions at the rate of 50 percent for the first 6 percent of W-2 earnings contributed by participants. The Bank's expense for the plan was $89,000, $82,000 and $66,000 for 2002, 2001 and 2000.

The Company has a supplemental retirement plan for directors which provides for continuation of director fees upon events specified under the plan. The expense under the plan was $77,000, $71,000 and $75,000 for 2002, 2001 and 2000.

The Company has an ESOP covering substantially all employees of the Company and Bank. The ESOP acquired 560,740 shares of the Company common stock at $10 per share with funds provided by a loan from the Company. Accordingly, the common stock acquired by the ESOP is shown as a reduction of shareholders' equity. Unearned ESOP shares totaled 410,256 and 446,080 at December 31, 2002 and 2001 and had a fair value of $6,818,000 and $7,940,000 at those dates. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares are used to repay the loan and are treated as compensation expense. Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of the Company and Bank, are made to the ESOP. The ESOP expense for 2002, 2001 and 2000 was $658,000, $496,000 and $412,000. At December
31, 2002 and 2001, the ESOP had 150,484 and 114,660  allocated  shares,  410,256 and 446,080 suspense shares and no committed-to-be released shares.

The Company has a Recognition and Retention Plan (RRP). The Bank contributed $3,717,000 to the RRP for the purchase of 280,370 shares of Company common stock, and grants for 240,124 of these shares have been awarded to various directors, officers and employees of the Bank. The awards generally are to vest and be earned by the recipient at a rate of 20 percent per year, commencing July 6, 2000. In connection with the acquisition of Citizens, the Company assumed Citizens' unearned RRP liability. In exchange for Citizens' common stock held by the trustee, the RRP received 15,464 shares of the Company's common stock and $155,000 in cash, which was used to purchase 13,029 of the Company's common stock. Awards granted on March 24, 1998, under the former Citizens' RRP, continue to generally vest and be earned by the recipient at a rate of 20 percent per year, commencing one year after the grant date. The unearned portion of these stock awards is presented as a reduction of shareholders' equity. RRP expense for 2002, 2001 and 2000 was $682,000, $693,000 and $657,000.

Note 19:  Stock Option Plan

Under the Company's incentive stock option plan, which is accounted for under the recognition and measurement principles of Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations, the Company grants selected executives and other key employees stock option awards which generally vest at a rate of 20 percent a year. The Company has authorized the grant of options for up to 700,925 shares of the Company's common stock. The exercise price of each option, which has a 10-year life, is equal to the market price of the Company's stock on the date of grant; therefore, no compensation expense is recognized. No options were granted under the plan in 2000 except for 79,674 options issued in exchange for Citizens' outstanding options as part of the acquisition of Citizens.

Although the Company has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Company had accounted for its employee stock options under that Statement. The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:


                                                                     2002              2001
                                                                    --------------------------
     Risk-free interest rates                                        3.3%              5.3%
     Dividend yields                                                 2.4%              2.6%
     Volatility factors of expected market price of common stock      9.2               9.5
     Weighted-average expected life of the options                  8 years           8 years


The pro forma effect on net income is disclosed in Note 1.

The following is a summary of the status of the Company's stock option plan and changes in that plan as of and for the years ended December 31, 2002, 2001 and 2000.

                                                     2002                      2001                      2000
                                            ----------------------------------------------------------------------------

                                                        Weighted-                  Weighted-                 Weighted-
                                                         Average                    Average                   Average
                                            Shares   Exercise Price   Shares    Exercise Price   Shares   Exercise Price
                                            ----------------------------------------------------------------------------
     Outstanding, beginning of year         630,964      $12.20        675,769      $12.04       596,095      $12.47
     Granted                                  9,000       16.20         28,000       13.06            --          --
     Exercised                              (25,131)      12.25        (31,505)       9.07            --          --
     Forfeited                               (5,200)      12.93        (41,300)      12.55            --          --
     Issued in connection with
         Citizens' acquisition                   --           --            --          --        79,674        8.81
                                         ----------                 ----------                  --------

     Outstanding, end of year               609,633       12.25        630,964       12.20       675,769       12.04
                                            =======                    =======                   =======

     Options exercisable at year end        335,262                    230,754                   115,213
     Weighted-average fair value of
       options granted during the
       year                                              $ 2.39                     $ 2.35


As of December 31, 2002, other information in exercise price ranges for options outstanding and exercisable is as follows:


                                             Outstanding                   Exercisable
                                                    Weighted-
                                     Number          Average         Number         Weighted-
                                       of           Remaining          of            Average
     Exercise Price Ranges           Shares     Contractual Life     Shares      Exercise Price
------------------------------------------------------------------------------------------------
     $8.81                           48,538         5.2 years         33,880         $  8.81
     11.45 - 13.06                  552,095         6.6 years        301,382           12.47
     16.20                            9,000         9.0 years             --              --
                                    -------                          -------

                                     609,633        6.5 years        335,262           12.10
                                     =======                         =======


Note 20:  Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument.

Cash and Cash Equivalents - The fair value of cash and cash equivalents approximates carrying value.

Interest bearing Deposits - The fair value of interest bearing deposits approximates carrying values.

Securities - Fair values are based on quoted market prices.

Loans - The fair value for loans is estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

FHLB Stock - Fair value of FHLB stock is based on the price at which it may be resold to the FHLB.

Interest   Receivable/Payable   -   The   fair   value   of   accrued   interest
receivable/payable approximates carrying values.

Deposits - Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

Securities Sold Under Repurchase Agreements and FHLB Advances - The fair value of these borrowings is estimated using a discounted cash flow calculation, based on current rates for similar debt.

Note Payable - Limited Partnership - The fair value of the borrowing is estimated using a discounted cash flow calculation based on the prime interest rate.

Advance Payments by Borrowers for Taxes and Insurance - The fair value approximates carrying value.

Off-Balance Sheet Commitments - Commitments include commitments to originate loans and standby letters of credit and are generally of a short-term nature. The fair value of such commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The carrying amounts of these commitments, which are immaterial, are reasonable estimates of the fair value of these financial instruments.

The estimated fair values of the Company's financial instruments are as follows:


                                                                         2002                           2001

                                                               Carrying          Fair          Carrying          Fair
                                                                Amount           Value          Amount           Value
                                                               ---------------------------------------------------------
     Assets
       Cash and cash equivalents                                 $27,298        $27,298         $10,403         $10,403
       Interest bearing deposits                                      --             --           1,900           1,900
       Securities available for sale                              99,600         99,600          97,859          97,859
       Securities held to maturity                                 1,780          1,780           1,800           1,800
       Loans, including loans held for sale, net                 356,268        368,144         355,017         359,917
       Stock in FHLB                                               8,160          8,160           7,734           7,734
       Interest receivable                                         2,166          2,166           2,459           2,459

     Liabilities
       Deposits                                                  270,367        274,876         252,106         254,706
       Borrowings
        Securities sold under repurchase agreements                   --             --          15,000          15,507
        FHLB advances                                            163,010        178,246         133,121         139,393
        Note payable - limited partnership                           248            248             737             553
       Interest payable                                              942            942           1,159           1,159
       Advances by borrowers for taxes and insurance                 611            611             729             729


Note 21:  Earnings Per Share

     Earnings per share (EPS) were computed as follows:
                                                                                               2002
                                                                                             Weighted-
                                                                                              Average          Per-Share
                                                                             Income           Shares            Amount
                                                                             -------------------------------------------
         Basic Earnings Per Share
            Income available to common shareholders                          $4,491          4,321,834          $1.04

         Effect of Dilutive Securities
            Stock options                                                                      156,572
                                                                           --------          ---------         ------

         Diluted Earnings Per Share
         Income available to common shareholders and
            assumed conversions                                              $4,491          4,478,406         $1.00
                                                                             ======          =========         =====


                                                                                               2001

                                                                                             Weighted-
                                                                                              Average          Per-Share
                                                                             Income           Shares            Amount
                                                                             -------------------------------------------
         Basic Earnings Per Share
            Income available to common shareholders                          $4,088          4,789,607         $  .85

         Effect of Dilutive Securities
            Stock options                                                                       76,917
                                                                           --------        -----------         ------

         Diluted Earnings Per Share
         Income available to common shareholder
             and assumed conversions                                         $4,088          4,866,524         $  .84
                                                                             ======          =========         ======

                                                                                               2000
                                                                                             Weighted-
                                                                                              Average          Per-Share
                                                                             Income           Shares            Amount
                                                                             -------------------------------------------
         Basic Earnings Per Share
            Income available to common shareholders                          $3,565          5,134,172         $  .69

         Effect of Dilutive Securities
            Stock options                                                                       18,094
                                                                           --------        -----------        -------

         Diluted Earnings Per Share
         Income available to common shareholders and
             assumed conversions                                             $3,565          5,152,266         $  .69
                                                                             ======          =========         ======

Options to purchase 577,095 shares of common stock at $12.50 per share were outstanding at December 31, 2000, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

Note 22:  Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

                                                        Condensed Balance Sheets
                                                                                           2002                  20001
                                                                                        --------------------------------
     Assets
         Cash and cash equivalents on deposit with subsidiary                            $  4,564               $13,410
         Investment securities available for sale                                             318                   252
         Investment in common stock of subsidiary                                          76,648                71,606
         Other assets                                                                       1,250                 1,442
                                                                                        ---------             ---------

            Total assets                                                                  $82,780               $86,710
                                                                                          =======               =======

     Liabilities - other                                                                $     660             $     467

     Shareholders' Equity                                                                  82,120                86,243
                                                                                         --------              --------

                  Total liabilities and shareholders' equity                            $  82,780             $  86,710
                                                                                        =========             =========


                                                        Condensed Statements of Income

                                                                     2002                  2001                     2000
                                                                    ------------------------------------------------------
     Income
       Dividends from subsidiary                                     $1,040                $18,939                 $8,503
       Other income                                                     219                    297                    822
                                                                   --------             ----------               --------
           Total income                                               1,259                 19,236                  9,325

     Expenses                                                           375                    303                    317
                                                                   --------             ----------               --------

     Income before income tax benefit and equity
       in undistributed income of subsidiary                            884                 18,933                  9,008

     Income tax expense                                                  60                      2                    197
                                                                  ---------           ------------               --------

     Income before equity in undistributed income
       of subsidiary                                                    824                 18,931                  8,811

     Equity in undistributed (distribution in excess
       of) income of subsidiary                                       3,667                (14,843)                (5,246)
                                                                    -------               --------                -------

Net Income                                                           $4,491               $  4,088                 $3,565
                                                                     ======               ========                 ======



                                                        Condensed Statements of Cash Flows

                                                                      2002                   2001                   2000
                                                                   ------------------------------------------------------
     Operating Activities
       Net income                                                  $  4,491               $  4,088             $    3,565
       Items not requiring (providing) cash
         Distributions in excess of (equity in
            undistributed) income of subsidiary                      (3,667)                14,843                  5,246
         Other                                                        1,025                    898                   (422)
                                                                  ---------             ----------            -----------
              Net cash provided by operating activities               1,849                 19,829                  8,389
                                                                  ---------               --------             ----------

     Investing Activity - net cash paid in acquisition                   --                     --                 (5,237)
                                                                 ----------             ----------             ----------

     Financing Activities
       Repurchase of common stock                                    (9,100)                (8,108)               (17,617)
       Stock options exercised                                          308                    286                     --
       Cash dividends                                                (1,903)                (1,817)                (1,745)
                                                                  ---------              ---------             ----------
             Net cash used in financing activities                  (10,695)                (9,639)               (19,362)
                                                                   --------              ---------              ---------

     Net Change in Cash and Cash Equivalents                         (8,846)                10,190                (16,210)

     Cash and Cash Equivalents at Beginning of Year                  13,410                  3,220                 19,430
                                                                   --------              ---------              ---------

     Cash and Cash Equivalents at End of Year                      $  4,564               $13,410              $    3,220
                                                                   ========               =======              ==========



                        DIRECTORS AND EXECUTIVE OFFICERS


Board of Directors

Lester N. Bergum, Jr.
Attorney

W. Thomas Harmon
Co-owner, Crawfordsville Town
and Country Homecenter, Inc.

David E. Mansfield
Administrative Supervisor,
Marathon Oil Company

Edward E. Whalen
Emeritus

Fred W. Carter
Emeritus

Jerry Holifield
Superintendent, Plainfield
Community School Corporation

John C. Milholland
Retired Principal,
Frankfort Senior High School

Dennis W. Dawes
President/Chief Executive Officer
Hendricks Community Hospital

Wayne E. Kessler
Emeritus

T. Tim Unger
Chairman of the Board,
President and Chief Executive Officer

John L. Wyatt
Senior Financial Representative
Northwestern Mutual Life
Insurance Company

Executive Officers of Lincoln Bancorp

T. Tim Unger
Chairman of the Board,
President and Chief Executive Officer

Rebecca J. Morgan
Vice President

John M. Baer
Secretary and Treasurer

Paul S. Siebenmorgen
Vice President

Executive Officers of Lincoln Federal Savings Bank

T. Tim Unger
President and Chief Executive Officer

Rebecca J. Morgan
Senior Vice President and
Retail Operations Manager

Jerry R. Holifield
Chairman of the Board

John M. Baer
Senior Vice President, Chief  Financial
Officer, Secretary and Treasurer

Paul S. Siebenmorgen
Senior Vice President and
Chief Lending Officer

Lester N. Bergum, Jr. (age 54) is an attorney and partner with the firm of Robison, Robison, Bergum & Johnson in Frankfort, Indiana, where he has practiced since 1974. He has also served since 1989 as president of Title Insurance Services, Inc., a title agency located in Frankfort, Indiana.

Dennis W. Dawes (age 57) has been President and Chief Executive Officer of Hendricks Community Hospital and President of Hendricks Community Hospital Foundation in Danville, Indiana since 1974.

W. Thomas Harmon (age 63) has served as the co-owner, Vice President, Treasurer and Secretary of Crawfordsville Town & Country Homecenter, Inc. in Crawfordsville, Indiana, since 1978. Mr. Harmon is also a co-owner and officer of RGW, Inc., in Crawfordsville, a company that develops real estate subdivisions and manages apartment rental properties, a position he has held since 1965.

Jerry Holifield (age 61) became Chairman of the Board of the Bank in December 1999 and has been the Superintendent of the Plainfield Community School Corporation since 1991.

David E. Mansfield (age 60) is an Administrative Supervisor for Marathon Oil Company where he has worked since 1973.

John C. Milholland (age 66) retired in 2001. He previously served as Principal of Frankfort Senior High School in Frankfort, Indiana since 1989.

T. Tim Unger (age 62) has been President and Chief Executive Officer of Lincoln Federal since January, 1996. Before then, Mr. Unger served as President and Chief Executive Officer of Summit Bank of Clinton County from 1989 through 1995.

John L. Wyatt (age 66) is a Senior Financial Representative for Northwestern Mutual Life Insurance Company where he has been employed since 1960.

                            SHAREHOLDER INFORMATION

     The Holding Company's common stock, without par value ("Common Stock"), is listed on the NASDAQ National Market System under the symbol "LNCB." The Holding Company shares began to trade on December 30, 1998. The high and low bid prices for the period January 1, 2002 to December 31, 2002, were $19.30 and $16.12, respectively. On February 25, 2003, there were 1,133 shareholders of record.

     Any dividends paid by the Holding Company will be subject to determination and declaration by the Board of Directors in its discretion. In determining the level of any future dividends, the Board of Directors will consider, among other factors, the following: tax considerations; industry standards; economic conditions; capital levels; regulatory restrictions on dividend payments by the Bank to the Holding Company; and general business practices.

     The Holding Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders although the source of such dividends will depend in part upon the receipt of dividends from the Bank. Applicable law restricts the amount of dividends the Bank may pay to the Holding Company without obtaining the prior approval of the OTS to an amount that does not exceed the Bank's year-to-date net income plus its retained net income for the preceding two years. The Holding Company is subject, however, to the requirements of Indiana law, which generally limit the payment of dividends to amounts that will not affect the ability of the Holding Company, after the dividend has been distributed, to pay its debts in the ordinary course of business and will not exceed the difference between the Holding Company's total assets and total liabilities plus preferential amounts payable to shareholders with rights superior to those of the holders of the Holding Company's common stock.

     In addition to the foregoing, the portion of the Bank's earnings which has been appropriated for bad debt reserves and deducted for federal income tax purposes cannot be used by the Bank to pay cash dividends to the Holding Company without the payment of federal income taxes by the Bank at the then current income tax rate on the amount deemed distributed, which would include any federal income taxes attributable to the distribution. The Holding Company does not contemplate any distribution by the Bank that would result in a recapture of the Bank's bad debt reserve or otherwise create federal tax liabilities.

                                Stock Price               Dividends
Quarter Ended             High              Low           Per Share
-------------           --------         --------         ---------
2002:
  March                 $18.2500         $16.1200            $.10
  June                   19.0000          16.9000             .10
  September              18.9300          16.6500             .10
  December               19.3000          16.2700             .12

2001:
  March                 $13.3125         $12.4375            $.09
  June                   14.3000          12.5000             .09
  September              15.6000          13.8500             .09
  December               18.1300          14.5000             .10


Transfer Agent and Registrar

Fifth Third Bank
Corporate Trust Services
38 Fountain Square Plaza
Mail Drop No. 10AT66
Cincinnati, Ohio 45202
(513) 579-5320 or (800) 837-2755

Corporate Counsel

Barnes & Thornburg
11 South Meridian Street
Indianapolis, Indiana 46204

Independent Auditor

BKD, LLP
201 N. Illinois Street, Suite 700S
Indianapolis, Indiana 46244

Shareholder and General Inquiries

the Company filed an Annual Report on Form 10-K for its fiscal year ended December 31, 2002 with the Securities and Exchange Commission. Copies of this annual report may be obtained without charge upon written request to:

     T. Tim Unger
     President and Chief Executive Officer
     Lincoln Bancorp
     1121 East Main Street
     P.O. Box 510
     Plainfield, Indiana 46168-0510

                    OFFICERS OF LINCOLN FEDERAL SAVINGS BANK


The following officers were elected/re-elected at the January 21, 2003, Board of Directors Meeting:


President/Chief Executive Officer......................................T. Tim Unger
Senior Vice President/Chief Financial Officer/Secretary/Treasurer......John M. Baer
Senior Vice President/Retail Operations Manager........................Rebecca J. Morgan
Senior Vice President/Chief Lending Officer............................Paul S. Siebenmorgen
Vice President/Secondary Marketing/Loan Servicing Manager..............Maxwell O. Magee
Vice President/Commercial Loan Officer.................................M. Steve Johnson
Vice President/Commercial Loan Officer.................................Paul Steve Wise
Vice President/Commercial Loan Officer.................................Jerry Orem
Vice President/Loan Officer II.........................................James W. Hiatt
Vice President/Frankfort Market Manager................................Deborah L. Graves
Vice President/Internal Auditor........................................Sidnye Georgette
Assistant Vice President/Compliance Officer............................Rebecca S. Henderson
Assistant Vice President/Marketing Director............................Angela S. Coleman-Rao
Assistant Vice President/Greenwood Treybourne Branch Manager...........Paul Ross
Assistant Vice President/Brownsburg Branch Manager.....................Elizabeth Boltz
Avon Branch Manager....................................................Sonja White
Crawfordsville Branch Manager..........................................Jeffrey Bannon
Plainfield Branch Manager..............................................Sandra Ahnafield
Human Resource Director................................................Ronald E. Love
Deposit Operations Manager.............................................Donna J. Coulson
Facilities/Purchasing Manager..........................................Max Hetrick, Jr.
Technology Manager/Information Systems Security........................Ryan Eldridge
Network Applications Administrator.....................................Robert Maar
Controller.............................................................Mickey J. Walden
Accounting Manager.....................................................James C. Terry
Financial Analyst......................................................Linda Quillen
Consumer/Mortgage Lending Manager......................................Ann Jordan
Processing/Underwriting Manager........................................Donna Bumgarner
Credit Analyst.........................................................Jennifer Johnson
Training Manager.......................................................Beverly Denise Wall
Collections Manager....................................................Christopher Horton
Commercial Loan Officer................................................Joseph Surface
Commissioned Loan Officer..............................................Christopher A. Minor
Commissioned Loan Officer..............................................Eric Reynolds
Commissioned Loan Officer..............................................Jan Harris
Commissioned Loan Officer..............................................Rori S. Chaney
Loan Officer II........................................................Jay H. Oxley
Loan Officer II........................................................C. Evelyn White
Loan Officer I.........................................................Sandra K. Ostler
Loan Officer I.........................................................Wendy Young


                                BRANCH LOCATIONS OF LINCOLN FEDERAL SAVINGS BANK


                                                         [LINCOLN LOGO OMITTED]



[MAP OF BRANCH OFFICES
        OMITTED]                               1 - Plainfield - Main Office
                                               1121 East Main Street
                                               Plainfield, IN 46168
                                               (317) 839-6539
                                               fax (317) 839-6775
                                               plainfield@lincolnfederal.com

                                               2 - Avon
                                               7648 East US Highway 36
                                               Avon, IN 46123
                                               (317) 272-0467
                                               fax (317) 272-7838
                                               avon@lincolnfederal.com

                                               3 - Brownsburg
                                               975 East Main Street
                                               Brownsburg, IN 46112
                                               (317) 852-3134
                                               fax (317) 852-9472
                                               brownsburg@lincolnfederal.com

                                               4 - Crawfordsville
                                               134 South Washington Street
                                               Crawfordsville, IN 47933
                                               (765) 362-0200
                                               fax (317) 362-9216
                                               crawfordsville@lincolnfederal.com

                                               5 - Frankfort 1
                                               60 South Main Street
                                               Frankfort, IN 46041
                                               (765) 654-8533
                                               fax (765) 654-7313
                                               frankfort@lincolnfederal.com

                                               6 - Frankfort 2
                                               1900 East Wabash Street
                                               Frankfort, IN 46041
                                               (765) 654-8742
                                               fax (765) 654-9885
                                               frankfort@lincolnfederal.com

                                               7 - Greenwood 1
                                               648 Treybourne Drive
                                               Greenwood, IN 46142
                                               (317) 881-1414
                                               fax (317) 884-2200
                                               greenwood1@lincolnfederal.com

                                               8 - Greenwood 2
                                               18 Providence Drive
                                               Greenwood, IN 46143
                                               (317) 883-3559
                                               fax (317) 883-3549
                                               gwood2@lincolnfederal.com

                                               9 - Mooresville
                                               590 South State Road 67
             www.lincolnfederal.com            Mooresville, IN 46158
                                               (317) 834-4100
                                               fax (317) 834-4114
                                               mooresville@lincolnfederal.com


[EQUAL HOUSING LENDER    FDIC Insured
    LOGO OMITTED]